Exhibit 99.1

Kontakt
Die Hauptversammlung wird in Deutsch und Englisch gehalten. Eine Simultanübersetzung wird über Kopfhörer angeboten.
The Ordinary General Meeting will be conducted in German and English. A simultaneous translation via headset will be available.
AIXTRON AG
Investor Relations
and Corporate Communications
Kackertstraße 15-17
D-52072 Aachen
Phone: +49 (241) 89 09-444 Fax: +49 (241) 89 09-445 e-mail: invest@aixtron.com Internet: www.aixtron.com

AIXTRON Aktiengesellschaft Aachen	AIXTRON Aktiengesellschaft Aachen

The German version of this invitation is legally binding.

The English translation is for convenience only.

AIXTRON Aktiengesellschaft

Aachen

ISIN DE0005066203

German securities identification number 506620

Our shareholders are hereby invited to

attend the 8th Ordinary General Meeting.

Wednesday, May 18, 2005 at 10 a.m.

at the Eurogress Aachen,

Monheimsallee 48, 52062 Aachen, Germany

AIXTRON Aktiengesellschaft

Aachen

ISIN DE0005066203

WKN 506620

Wir laden hiermit unsere Aktionäre zur 8. ordentlichen Hauptversammlung ein.

Mittwoch, 18. Mai 2005, um 10.00 Uhr,

im Eurogress Aachen,

Monheimsallee 48, 52062 Aachen

Agenda	Tagesordnung

1. Presentation of the adopted annual financial statements of AIXTRON AG for the year ended December 31, 2004 and the management report for fiscal year 2004, the approved consolidated financial statements for the year ended December 31, 2004 and the Group management report for fiscal year 2004 with the report of the Supervisory Board, as well as the approved amended consolidated financial statements for the years ended December 31, 2001, 2002, and 2003, and the Group management reports for fiscal years 2001, 2002, and 2003, with the reports of the Supervisory Board

These documents can be inspected at the Company’s business premises at Kackertstraße 15-17, 52072 Aachen, during normal office hours or on the Internet at www.aixtron.com. Copies of these documents will also be sent immediately and free of charge to shareholders on request.

2. Resolution on the approval of the activities of the Executive Board during fiscal year 2004

The Executive Board and Supervisory Board propose the approval of the activities of the members of the Executive Board during fiscal year 2004.

3. Resolution on the approval of the activities of the Supervisory Board during fiscal year 2004

The Executive Board and Supervisory Board propose the approval of the activities of the members of the Supervisory Board during fiscal year 2004.

1. Vorlage des festgestellten Jahresabschlusses der AIXTRON AG zum 31. Dezember 2004 und des Lage-berichtes für das Geschäftsjahr 2004, des gebilligten Konzernabschlusses zum 31. Dezember 2004 und des Konzernlageberichtes für das Geschäftsjahr 2004 mit dem Bericht des Aufsichtsrats sowie der gebilligten geänderten Konzernabschlüsse jeweils zum 31. Dezember 2001, 2002 und 2003 und den Konzernlageberichten für die Geschäftsjahre 2001, 2002 und 2003 mit den Berichten des Aufsichtsrats

Diese Unterlagen können in den Geschäftsräumen am Sitz der Gesellschaft, Kackertstraße 15-17, 52072 Aachen, jeweils während der üblichen Geschäftszeiten und im Internet unterwww.aixtron.com eingesehen werden. Abschriften dieser Unterlagen werden auf Verlangen jedem Aktionär unverzüglich und kostenlos übersandt.

2. Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2004

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2004 Entlastung zu erteilen.

3. Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2004

Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2004 Entlastung zu erteilen.

4. Wahl des Abschlussprüfers und des Konzern-abschlussprüfers für das Geschäftsjahr 2005

Der Aufsichtsrat schlägt vor, die Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Hannover, zum Abschlussprüfer und Konzernabschlussprüfer für das Geschäftsjahr 2005 zu wählen.

Agenda	Tagesordnung

4. Election of the auditors and the Group auditors for fiscal year 2005

The Supervisory Board proposes electing Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Hanover, as the auditors and Group auditors for fiscal year 2005.

5. Resolution on the cancellation of Authorized Capital I and II and the creation of new Authorized Capital I and on the amendment of the Articles of Association

The Executive Board made use of the authorization granted to it by the General Meeting on September 30, 2004 to increase the share capital, in accordance with Article 4 (2.1) of the Articles of Association with the approval of the Supervisory Board, by up to € 27,000,000.00 against non-cash contributions for the purpose of acquiring all shares of Genus, Inc., domiciled at 1139 Karlstad Drive, Sunnyvale, CA 94089, U.S.A., and the Executive Board resolved on March 12, 2005, with the approval of the Supervisory Board on March 13, 2005 to increase the share capital to € 89,799,379.00. The capital increase was entered in the commercial register at the Aachen local court on March 14, 2005. Authorized Capital I served solely to acquire all shares of Genus, Inc. Following the acquisition of Genus, Inc., the remaining Authorized Capital I can no longer be used for its intended purpose and will therefore be cancelled.

In addition, Article 4 (2.2) of the Articles of Association states that the Executive Board is authorized to increase the share capital against cash contributions (Authorized Capital II). Following the entry of the increase in the share capital to € 89,799,379.00, this authorization will be cancelled and, in the event of an increase in the amount, replaced by new Authorized Capital I.

5. Beschlussfassung über die Aufhebung des Genehmigten Kapitals I und des Genehmigten Kapitals II sowie Schaffung eines neuen Genehmigten Kapitals I und die Änderung der Satzung

Der Vorstand hat von der ihm durch die Hauptversammlung vom 30. September 2004 erteilten Ermächtigung, gem. § 4 Abs. 2.1 der Satzung mit Zustimmung des Aufsichtsrats das Grundkapital zu Zwecken des Erwerbs sämtlicher Anteile der Genus, Inc., mit Sitz in 1139 Karlstad Drive, Sunnyvale, CA 94089, USA, um bis zu EUR 27.000.000,00 gegen Sacheinlagen zu erhöhen, mit Beschluss vom 12. März 2005 mit Zustimmung des Aufsichtsrats vom 13. März 2005 Gebrauch gemacht und die Erhöhung des Grundkapitals auf EUR 89.799.379,00 beschlossen. Die Kapitalerhöhung ist am 14. März 2005 in das Handelsregister bei dem Amtsgericht Aachen eingetragen worden. Das Genehmigte Kapital I diente aus-schließlich der Durchführung des Erwerbs sämtlicher Anteile der Genus, Inc. Nach dem Erwerb der Genus, Inc. kann das verbleibende Genehmigte Kapital I nunmehr nicht mehr zweckgerecht eingesetzt werden und soll daher aufgehoben werden.

Ferner sieht die Satzung in § 4 Abs. 2.2 eine Ermächtigung des Vorstands zur Erhöhung des Grundkapitals gegen Bareinlagen (Genehmigtes Kapital II) vor. Nach der Eintragung der Erhöhung des Grundkapitals auf EUR 89.799.379,00 soll diese Ermächtigung aufgehoben und bei betragsmäßiger Erweiterung durch ein neues Genehmigtes Kapital I ersetzt werden.

Agenda	Tagesordnung

The Executive Board and Supervisory Board propose adopting the following resolutions:

a)      Cancellation of existing Authorized Capital I

The authorization granted to the Executive Board by the General Meeting on September 30, 2004 (agenda item 1) – to increase the Company’s share capital, in accordance with Article 4 (2.1) of the Articles of Association with the approval of the Supervisory Board, in the period to September 29, 2009 by up to € 2,032,115.00 by issuing new no-par value bearer shares against non-cash contributions – shall be cancelled.

b)      Cancellation of existing Authorized Capital II

The authorization granted to the Executive Board by the General Meeting on September 30, 2004 (agenda item 2) – to increase the Company’s share capital, in accordance with Article 4 (2.2) of the Articles of Association with the approval of the Supervisory Board, in the period to September 29, 2009 by up to € 5,415,756.00 by issuing new no-par value bearer shares against cash contributions – shall be cancelled.

c)      Creation of new Authorized Capital I

The Executive Board shall be authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 35,919,751.00 against cash and/or non-cash contributions by issuing new ordinary bearer shares (no-par value shares) with a notional value of € 1.00 per share (Authorized Capital I). Shareholders must be granted pre-emptive rights.

Vorstand und Aufsichtsrat schlagen vor, folgende Beschlüsse zu fassen:

a)      Aufhebung des bestehenden Genehmigten Kapitals I
Die von der Hauptversammlung am 30. September 2004 zu Punkt 1 der Tagesordnung erteilte Ermächtigung des Vorstands, gem. § 4 Abs. 2.1 der Satzung mit Zustimmung des Aufsichtsrats bis zum 29. September 2009 das Grundkapital der Gesellschaft um bis zu EUR 2.032.115,00 durch Ausgabe neuer auf den Inhaber lautender Stückaktien gegen Sacheinlagen zu erhöhen, wird aufgehoben.

b)      Aufhebung des bestehenden Genehmigten Kapitals II
Die von der Hauptversammlung am 30. September 2004 zu Punkt 2 der Tagesordnung erteilte Ermächtigung des Vorstands, gem. § 4 Abs. 2.2 der Satzung mit Zustimmung des Aufsichtsrats bis zum 29. September 2009 das Grundkapital der Gesellschaft um bis zu EUR 5.415.756,00 durch Ausgabe neuer auf den Inhaber lautender Stückaktien gegen Bareinlagen zu erhöhen, wird aufgehoben.

c)      Schaffung eines neuen Genehmigten Kapitals I
Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital bis zum 17. Mai 2010 einmalig oder mehrmals um bis zu insgesamt EUR 35.919.751,00 gegen Bar- und/oder Sacheinlagen durch die Ausgabe neuer auf den Inhaber lautender Stammaktien ohne Nennbetrag (Stückaktien) mit einem anteiligen Betrag am Grundkapital von EUR 1,00 je Aktie zu erhöhen (Genehmigtes Kapital I). Dabei ist den Aktionären ein Bezugsrecht einzuräumen.

Agenda	Tagesordnung

However, the Executive Board shall be authorized, with the approval of the Supervisory Board, to exclude the statutory pre-emptive rights of shareholders in full or in part:

•      to eliminate fractions;

•      in the case of capital increases against non-cash contributions to grant shares to be used in the acquisition of companies, parts of companies, or equity interests in companies, or for the acquisition of other assets.

The Executive Board shall also be authorized, with the approval of the Supervisory Board, to determine the content of the share rights and the further conditions for issuing shares.

The Supervisory Board shall be authorized to amend the formal wording of the Articles of Association following the full or partial implementation of the increase in share capital from Authorized Capital I to reflect the scope of the capital increase or after the end of the authorization period.

d)      Amendment of the Articles of Association Article 4 (2.1) of the Articles of Association shall be cancelled and reformulated as follows:

“2.1 The Executive Board is authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 35,919,751.00 against cash and/or non-cash contributions by issuing new ordinary bearer

Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre insgesamt oder teilweise auszuschließen:

•      zum Ausgleich von Spitzenbeträgen;

•      bei Kapitalerhöhungen gegen Sacheinlagen zur Gewährung von Aktien zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen, Beteiligungen an Unternehmen oder zum Erwerb von sonstigen Vermögensgegenständen.

Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats den Inhalt der Aktienrechte und die weiteren Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital I entsprechend dem Umfang der Kapitalerhöhung oder nach Ablauf der Ermächtigungsfrist anzupassen.

d)      Änderung der Satzung

§ 4 Abs. 2.1 der Satzung wird aufgehoben und wie folgt neu gefasst:

“2.1 Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital bis zum 17. Mai 2010 einmalig oder mehrmals um bis zu insgesamt EUR 35.919.751,00 gegen Bar- und/oder Sacheinlagen durch die Ausgabe neuer auf den Inhaber lautender Stammaktien ohne Nennbetrag (Stückaktien) mit einem anteiligen Betrag am Grundkapital von EUR 1,00 je Aktie zu erhöhen

Agenda	Tagesordnung

shares (no-par value shares) with a notional value of € 1.00 per share (Authorized Capital I). Shareholders must be granted pre-emptive rights. However, the Executive Board is authorized, with the approval of the Supervisory Board, to disapply the statutory pre-emptive rights of shareholders in full or in part:

•      to eliminate fractions;

•      in the case of capital increases against non-cash contributions to grant shares to be used in the acquisition of companies, parts of companies, or equity interests in companies or for the acquisition of other assets.

The Executive Board is also authorized, with the approval of the Supervisory Board, to determine the content of the share rights and the further conditions for issuing shares.”

The Executive Board is instructed only to submit the resolutions on agenda items 5 c) and d), on the creation of new Authorized Capital I and the appropriate amendments to the Articles of Association, for entry in the commercial register on the proviso that Authorized Capital I will only be entered when the resolutions on agenda items 5 a) and b), on the cancellation of existing Authorized Capital I and Authorized Capital II, are entered in the commercial register.

(Genehmigtes Kapital I). Dabei ist den Aktionären ein Bezugsrecht einzuräumen. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre insgesamt oder teilweise auszuschließen:

•      zum Ausgleich von Spitzenbeträgen;

•      bei Kapitalerhöhungen gegen Sacheinlagen zur Gewährung von Aktien zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen, Beteiligungen an Unternehmen oder zum Erwerb von sonstigen Vermögensgegenständen.

Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats den Inhalt der Aktienrechte und die weiteren Bedingungen der Aktienausgabe festzulegen.”

Der Vorstand wird angewiesen, die Beschlüsse zu Punkt 5 c) und d) der Tagesordnung über die Schaffung des neuen Genehmigten Kapitals I und die entsprechende Änderung der Satzung nur mit der Maßgabe zur Eintragung in das Handelsregister anzumelden, dass die Eintragung des Genehmigten Kapitals I nur erfolgen soll, wenn die Beschlüsse zu Punkt 5 a) und b) der Tagesordnung über die Aufhebung des bestehenden Genehmigten Kapitals I und des Genehmigten Kapitals II in das Handelsregister eingetragen wird.

Agenda	Tagesordnung

6. Resolution on the creation of new Authorized Capital II and on the amendment of the Articles of Association

The Executive Board and Supervisory Board propose adopting the following resolutions:

a)      The Executive Board shall be authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 8,979,937.00 against cash contributions by issuing new ordinary bearer shares (no-par value shares) with a notional value of € 1.00 per share (Authorized Capital II). Shareholders must be granted pre-emptive rights.

However, the Executive Board shall be authorized, with the approval of the Supervisory Board, to exclude statutory pre-emptive rights of shareholders in full or in part:

•      to eliminate fractions;

•      to grant holders of warrants or convertible bonds that were and/or will be issued by the Company and/or its subsidiaries the right to subscribe for new shares to the extent that they are entitled to do so after option or conversion rights have been exercised or conversion obligations fulfilled;

•      if the issue price of the new shares is not significantly lower within the meaning of section 203 (1) and (2) and section 186 (3) sentence 4 of the Aktiengesetz (AktG – German Stock Corporation Act) than the market price of the same class of listed shares carrying the same rights when the final issue

6. Beschlussfassung über die Schaffung eines neuen Genehmigten Kapitals II und die Änderung der Satzung

Vorstand und Aufsichtsrat schlagen vor, folgende Beschlüsse zu fassen:

a)      Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital bis zum 17. Mai 2010 einmalig oder mehrmals um bis zu insgesamt EUR 8.979.937,00 gegen Bareinlagen durch die Ausgabe neuer, auf den Inhaber lautender Stammaktien ohne Nennbetrag (Stückaktien) mit einem anteiligen Betrag am Grundkapital von EUR 1,00 je Aktie zu erhöhen (Genehmigtes Kapital II). Dabei ist den Aktionären ein Bezugsrecht einzuräumen.

Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre insgesamt oder teilweise auszuschließen:

•      zum Ausgleich von Spitzenbeträgen;

•      zum Inhabern von Optionsscheinen oder Wandel-schuldverschreibungen, die von der Gesellschaft und/oder deren Tochtergesellschaften ausgegeben wurden oder werden, ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung der Options- oder Wandlungsrechte bzw. nach Erfüllung von Wandlungspflichten zusteht;

•      wenn der Ausgabebetrag der neuen Aktien den Bör-senpreis der bereits börsennotierten Aktien gleicher Gattung und Ausstattung zum Zeitpunkt der end-gültigen Festlegung des Ausgabebetrages durch den

Agenda	Tagesordnung

price is fixed by the Executive Board. However, this authorization is only valid provided that the shares issued, while excluding pre-emptive rights in accordance with section 186 (3) sentence 4 of the AktG, do not exceed a total of 10% of the existing share capital at the time of the resolution on this authorization and at the time this authorization is exercised. The disposal of own shares shall be counted towards the restriction to 10% of the share capital if they are acquired on the basis of a General Meeting authorization valid at the time this authorization enters into force and disposed of in accordance with section 71 (1) no. 8 and section 186 (3) sentence 4 of the AktG. Those shares issued to satisfy conversion and/or option rights arising from convertible bonds shall also be counted towards the restriction to 10% of the share capital if the convertible bonds were issued on the basis of an authorization to issue convertible bonds valid at the time this authorization enters into force and pre-emptive rights were excluded in accordance with section 186 (3) sentence 4 of the AktG.

The Executive Board shall also be authorized, with the approval of the Supervisory Board, to determine the content of the share rights and the further conditions for issuing shares.

The Supervisory Board shall be authorized to amend the formal wording of the Articles of Association following the full or partial implementation of the increase in share capital from Authorized Capital II or after the end of the authorization period to reflect the scope of the capital increase.

Vorstand nicht wesentlich im Sinne des § 203 Abs. 1 und 2, § 186 Abs. 3 Satz 4 AktG unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gem. § 186 Abs. 3 Satz 4 AktG ausgegebenen Aktien insgesamt 10% des zum Zeitpunkt der Beschlussfassung über diese Ermächtigung sowie zum Zeitpunkt der Ausübung dieser Ermächtigung bestehenden Grundkapitals nicht übersteigt. Auf die Begrenzung auf 10% des Grundkapitals ist dieVeräußerung eigener Aktien anzurechnen, sofern diese aufgrund einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung geltenden Ermächtigung der Hauptversammlung erworben und gem. § 71 Abs. 1 Nr. 8, § 186 Abs. 3 Satz 4 AktG veräußert werden. Ferner sind auf die Begrenzung auf 10% des Grundkapitals diejenigen Aktien anzurechnen, die zur Erfüllung von Wandlungs- und/oder Optionsrechten aus Schuldverschreibungen ausgegeben werden, sofern die Schuldverschreibungen aufgrund einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung geltenden Ermächtigung zur Ausgabe von Schuldverschreibungen in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts ausgegeben wurden.

Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats den Inhalt der Aktienrechte sowie die weiteren Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital II oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung anzupassen.

Agenda	Tagesordnung

b)      Article 4 (2.2) of the Articles of Association shall be cancelled and reformulated as follows:

“2.2   The Executive Board is authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 8,979,937.00 against cash contributions by issuing new ordinary bearer shares (no-par value shares) with a notional value of € 1.00 per share (Authorized Capital II). Shareholders must be granted pre-emptive rights.

However, the Executive Board is authorized, with the approval of the Supervisory Board, to exclude the statutory pre-emptive rights of shareholders in full or in part:

•      to eliminate fractions;

•      to grant holders of warrants or convertible bonds that were and/or will be issued by the Company and/or its subsidiaries the right to subscribe for new shares to the extent that they are entitled to do so after option or conversion rights have been exercised or conversion obligations fulfilled;

•      if the issue price of the new shares is not significantly lower within the meaning of section 203 (1) and (2) and section 186 (3) sentence 4 of the AktG than the market price of the same class of listed shares carrying the same rights when the final issue price is fixed by the Executive Board.

b)      § 4 Abs. 2.2 der Satzung wird aufgehoben und wie folgt neu gefasst:

“2.2   Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital bis zum 17. Mai 2010 einmalig oder mehrmals um bis zu insgesamt EUR 8.979.937,00 gegen Bareinlagen durch die Ausgabe neuer auf den Inhaber lautender Stammaktien ohne Nennbetrag (Stückaktien) mit einem anteiligen Betrag am Grundkapital von EUR 1,00 je Aktie zu erhöhen (Genehmigtes Kapital II). Dabei ist den Aktionären ein Bezugsrecht einzuräumen.

Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre insgesamt oder teilweise auszuschließen:

•      zum Ausgleich von Spitzenbeträgen;

•      um Inhabern von Optionsscheinen oder Wandelschuldverschreibungen, die von der Gesellschaft und/oder deren Tochtergesell-schaften ausgegeben wurden oder werden, ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung der Options- oder Wandlungsrechte bzw. nach Erfüllung von Wandlungspflichten zusteht;

•      wenn der Ausgabebetrag der neuen Aktien den Börsenpreis der bereits börsennotierten Aktien gleicher Gattung und Ausstattung zum Zeit-punkt der endgültigen Festlegung des Aus-

Agenda	Tagesordnung

However, this authorization is only valid provided that the shares issued, while excluding preemptive rights in accordance with section 186 (3) sentence 4 of the AktG, do not exceed a total of 10% of the existing share capital at the time of the resolution on this authorization and at the time this authorization is exercised. The disposal of own shares shall be counted towards the restriction to 10% of the share capital if they are acquired on the basis of a General Meeting authorization valid at the time this authorization enters into force and disposed of in accordance with section 71 (1) no. 8 and section 186 (3) sentence 4 of the AktG. Those shares issued to satisfy conversion and/or option rights arising from convertible bonds shall also be counted towards the restriction to 10% of the share capital if the convertible bonds were issued on the basis of an authorization to issue convertible bonds valid at the time this authorization enters into force and pre-emptive rights were disapplied in accordance with section 186 (3) sentence 4 of the AktG.

The Executive Board is also authorized, with the approval of the Supervisory Board, to determine the content of the share rights and the further conditions for issuing shares.”

gabebetrages durch den Vorstand nicht wesentlich im Sinne des § 203 Abs. 1 und 2, § 186 Abs. 3 Satz 4 AktG unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gem. § 186 Abs. 3 Satz 4 AktG ausgegebenen Aktien insgesamt 10% des zum Zeitpunkt der Beschlussfassung über diese Ermächtigung sowie zum Zeitpunkt der Ausübung dieser Ermächtigung bestehenden Grundkapitals nicht übersteigt. Auf die Begrenzung auf 10% des Grundkapitals ist die Veräußerung eigener Aktien anzurechnen, sofern diese aufgrund einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung geltenden Ermächtigung der Hauptversammlung erworben und gem. § 71 Abs. 1 Nr. 8, § 186 Abs. 3 Satz 4 AktG veräußert werden. Ferner sind auf die Begrenzung auf 10% des Grundkapitals diejenigen Aktien anzurechnen, die zur Erfüllung von Wandlungs- und/oder Optionsrechten aus Schuldverschreibungen ausgegeben werden, sofern die Schuldverschreibungen aufgrund einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung geltenden Ermächtigung zur Ausgabe von Schuldverschreibungen in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts ausgegeben wurden.

Der Vorstand ist ferner ermächtigt, mit Zustim-mung des Aufsichtsrats den Inhalt der Aktien-rechte sowie die weiteren Bedingungen der Aktienausgabe festzulegen.”

Agenda	Tagesordnung

The Executive Board is instructed only to submit the resolutions on agenda item 6, on the creation of Authorized Capital II and the appropriate amendments to the Articles of Association, for entry in the commercial register together with the resolutions in agenda items 5 a) and b) and on the proviso that Authorized Capital II will only be entered when the resolutions on agenda items 5 a) and b), on the cancellation of existing Authorized Capital I and Authorized Capital II, are entered in the commercial register.

7. Resolution on the modification of Supervisory Board compensation and on the amendment of the Articles of Association

The compensation paid to members of the Supervisory Board will be changed so that, in accordance with legal requirements and the recommendations of the German Corporate Governance Code, it reflects the level of responsibility and sphere of activity of the Supervisory Board members, as well as the financial position and performance of the Company.

The Executive Board and Supervisory Board propose that the following resolution be adopted: The amount of the annual fixed compensation for Supervisory Board members shall be determined as follows in accordance with Article 17 (3) of the Articles of Association:

The compensation for individual members of the Supervisory Board shall be € 18,000.00, for the Chairman it shall be three times this amount, and for the Deputy Chairman one and a half times this amount.

Der Vorstand wird angewiesen, die Beschlüsse zu Punkt 6 der Tagesordnung über die Schaffung des Genehmigten Kapitals II und die entsprechende Änderung der Satzung nur zusammen mit den Beschlüssen zu Punkt 5 a) und b) der Tagesordnung und mit der Maßgabe zur Eintragung in das Handelsregister anzumelden, dass die Eintragung des Genehmigten Kapitals II nur erfolgen soll, wenn die Beschlüsse zu Punkt 5 a) und b) der Tagesordnung über die Aufhebung des bestehenden Genehmigten Kapitals I und des Genehmigten Kapitals II in das Handelsregister eingetragen werden.

7. Beschlussfassung über die Änderung der Vergütung des Aufsichtsrats und Änderung der Satzung

Die Vergütung der Mitglieder des Aufsichtsrats soll angepasst werden. Dabei wird im Einklang mit den gesetzlichen Vorschriften und entsprechend den Empfehlungen des Deutschen Corporate Governance Kodex der Verantwortung und dem Tätigkeitsumfang der Aufsichtsratsmitglieder sowie der wirtschaftlichen Lage und dem Erfolg der Gesellschaft Rechnung getragen.

Vorstand und Aufsichtsrat schlagen vor zu beschließen: Die Höhe der jährlichen festen Vergütung für die Mitglieder des Aufsichtsrats wird gemäß § 17 Abs. 3 der Satzung wie folgt festgelegt:

Für das einzelne Mitglied des Aufsichtsrats beträgt die Vergütung EUR 18.000,00, für den Vorsitzenden das Dreifache und für den stellvertretenden Vorsitzenden das Eineinhalbfache.

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As well as fixed compensation, the variable compensation in accordance with Article 17 (3) of the Articles of Association shall also be modified: members of the Supervisory Board shall receive in the aggregate a variable compensation of 1% of the Company’s Bilanzgewinn (retained earnings), less an amount corresponding to 4% of the paid-in contributions to the share capital. The Chairman of the Supervisory Board shall receive 6/17, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17 of the variable compensation. The variable compensation shall be limited to four times the fixed compensation per Supervisory Board member. In addition, Supervisory Board members shall receive an attendance fee of €1,500 for attending committee meetings, with the Chairman of the committee receiving twice this amount. The total annual attendance fee per Supervisory Board member shall be limited to one and a half times that person’s fixed compensation.

Article 17 (3) of the Articles of Association shall be cancelled and reformulated as follows:

“In addition to the reimbursement of expenses (including any value added tax on their Supervisory Board remuneration or their expenses), the members of the Supervisory Board will receive appropriate annual compensation, the amount of which will be determined by the General Meeting. This amount is applicable until the General Meeting resolves otherwise.

As well as fixed compensation, members of the Supervisory Board will also receive in the aggregate a variable compensation of 1% of the Company’s Bilanzgewinn (retained earnings), less an amount corresponding to 4% of the paid-in contributions to

Zusätzlich zur festen Vergütung wird der variable Ver-gütungsanteil gemäß § 17 Abs. 3 der Satzung angepasst: Mitglieder des Aufsichtsrats erhalten als variable Vergütung insgesamt 1% des Bilanzgewinns der Gesellschaft, vermindert um einen Betrag von 4% der auf das Grundkapital geleisteten Einlage. Der Vorsitzende des Aufsichtsrats erhält 6/17, der stellvertretende Vorsitzende 3/17 und ein Mitglied des Aufsichtsrats 2/17 der variablen Vergütung. Die Höhe der variablen Vergütung wird auf das Vierfache der Festvergütung je Aufsichtsratsmitglied begrenzt. Ferner erhalten die Aufsichtsratsmitglieder ein Sitzungsgeld in Höhe von EUR 1.500,00 für die Teilnahme an Ausschusssitzungen; dabei erhält der Vorsitzende des Ausschusses das Doppelte. Das Sitzungsgeld wird in der Summe pro Jahr je Aufsichtsratsmitglied auf das Eineinhalbfache der jeweiligen festen Vergütung dieser Person beschränkt.

§ 17 Abs. 3 der Satzung wird aufgehoben und wie folgt neu gefasst:

“Die Mitglieder des Aufsichtsrats erhalten neben der Erstattung ihrer Auslagen (einschließlich der ggf. auf ihre Aufsichtsratsbezüge oder ihre Auslagen entfallenden Umsatzsteuer) eine angemessene jährliche Vergütung, deren Höhe von der Hauptversammlung festgesetzt wird. Die Festsetzung gilt, bis die Hauptversammlung etwas anderes beschließt.

Zusätzlich zur festen Vergütung erhalten die Mitglieder des Aufsichtsrats insgesamt als variable Vergütung 1% des Bilanzgewinns der Gesellschaft, dieser vermindert um einen Betrag von 4% der auf das Grundkapital geleisteten Einlage. Der Vorsitzende des Aufsichtsrats erhält 6/17, der stellvertretende Vorsitzende 3/17 und ein Mitglied des Aufsichtsrats 2/17 der variablen Ver-

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the share capital. The Chairman of the Supervisory Board will receive 6/17, the Deputy Chairman 3/17, and each other member of the Supervisory Board 2/17 of the variable compensation. The amount of the variable compensation will be limited to four times the fixed compensation per Supervisory Board member.

Variable compensation is payable following the end of the General Meeting that resolved the appropriation of net retained earnings.”

Article 17 (4) of the Articles of Association shall be cancelled and reformulated as follows:

“For attending committee meetings, Supervisory Board members will in each case receive an attendance fee of €1,500, with the Chairman of the committee receiving twice this amount. The amount of the attendance fee to be paid to each Supervisory Board member will be limited to one and a half times that person’s fixed compensation in accordance with Article 17(3).”

8. Authorization to purchase own shares

The Company has not made use of the authorization to buy back own shares granted to it by the General Meeting on May 11, 2004 (agenda item 6). The Executive Board and Supervisory Board propose adopting the following resolution:

a)      The authorization to buy back own shares granted on May 11, 2004 shall be cancelled following the entry into force of the following new authorization.

b)      In accordance with section 71 (1) no. 8 of the AktG, the Company shall be authorized, with the approval of

gütung. Die Höhe der variablen Vergütung ist auf das Vierfache der Festvergütung je Aufsichtsrat begrenzt.

Die variable Vergütung ist zahlbar mit Ablauf der Hauptversammlung, die über die Verwendung des Bilanzgewinns beschließt.”

§ 17 Abs. 4 der Satzung wird aufgehoben und wie folgt neu gefasst:

“Für die Teilnahme an Sitzungen der Ausschüsse erhal-ten die Aufsichtsratsmitglieder ein Sitzungsgeld in Höhe von jeweils Euro 1.500,00, wobei der Vorsitzende des Ausschusses das Doppelte dieses Betrags erhält. Die Höhe der zu vergütenden Sitzungsgelder ist je Aufsichtsratsmitglied auf das Eineinhalbfache der festen Vergütung dieser Person nach § 17 Absatz 3 beschränkt.”

8. Ermächtigung zum Erwerb eigener Aktien

Die Gesellschaft hat von der Ermächtigung zum Rückkauf eigener Aktien gemäß Hauptversammlungsbeschluss vom 11. Mai 2004 zu TOP 6 keinen Gebrauch gemacht. Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

a)      Die Ermächtigung zum Rückkauf eigener Aktien vom 11. Mai 2004 wird für die Zeit ab Wirksamwerden der nachfolgenden neuen Ermächtigung aufgehoben.

b)      Die Gesellschaft wird gemäß § 71 Abs. 1 Nr. 8 AktG mit Zustimmung des Aufsichtsrats ermächtigt, bis zum 17. November 2006 eigene Aktien im anteiligen Betrag am Grundkapital in Höhe von bis zu

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the Supervisory Board, to purchase own shares with a nominal value of up to €8,979,937.00 of the share capital in the period to November 17, 2006. This authorization may not be used by the Company for the purpose of trading in own shares.

c)      The authorization specified in b) may be exercised in full or in part, once or several times by the Company.

d)      The own shares may be purchased (1) on the stock market or (2) by way of a public offer to all shareholders made by the Company.

(1)     Where these shares are purchased on the stock market, the purchase price of the shares of AIXTRON AG (excluding transaction costs) shall not be more than 10% above or 25% below the average closing price of the shares of AIXTRON AG in XETRA trading or a comparable system replacing the XETRA system on the Frankfurt Stock Exchange during the last five trading days prior to the purchase of the shares.

(2)     Where these shares are purchased by way of a public offer made by AIXTRON AG to all shareholders, the purchase price of the shares of AIXTRON AG (excluding transaction costs) shall not be more than 10% above or 25% below the average closing price of the shares of AIXTRON AG in XETRA trading or a comparable system replacing the XETRA system on the Frankfurt Stock Exchange during the last five trading days prior to the publication of the public offer. The volume of the offer may be limited. If the offer is oversubscribed, bids must be accepted in proportion to the number

EUR 8.979.937,00 zu erwerben. Die Ermächtigung darf von der Gesellschaft nicht zum Zweck des Handels in eigenen Aktien genutzt werden.

c)      Die Ermächtigung unter lit. b) kann ganz oder in Teil-beträgen, einmal oder mehrmals, durch die Gesellschaft ausgeübt werden.

d)      Der Erwerb von eigenen Aktien darf (1) über die Börse oder (2) mittels eines an alle Aktionäre gerichteten öffentlichen Kaufangebots der Gesellschaft erfolgen.

(1)     Im Falle des Erwerbs über die Börse darf der Erwerbspreis je Aktie der AIXTRON AG (ohne Erwerbsnebenkosten) den Mittelwert der Schluss-kurse der Aktie der AIXTRON AG im XETRA-Handel oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse während der letzten fünf Börsenhandelstage vor dem Erwerb der Aktien um nicht mehr als 10% über- und 25% unterschreiten.

(2)     Erfolgt der Erwerb über ein öffentliches Kaufange-bot der AIXTRON AG an alle Aktionäre, darf der Erwerbspreis je Aktie der AIXTRON AG (ohne Erwerbsnebenkosten) den Mittelwert der Schluss-kurse der Aktie der AIXTRON AG im XETRA-Handel oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse während der letzten fünf Börsenhandelstage vor dem Tag der Ver-öffentlichung des öffentlichen Kaufangebots um nicht mehr als 10% über- und 25% unterschreiten. Das Volumen des Angebots kann begrenzt werden.

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         of shares on offer. Preference may be given to the purchase of small amounts (up to 100) of own shares of AIXTRON AG per shareholder. If applicable, the provisions of the Wertpapier-erwerbs- und Übernahmegesetz (German Acquisition and Takeover Act) must be observed.

e)      The Executive Board shall be authorized to use shares of the Company purchased on the basis of this authorization in the following manner:

(1)     They may be offered and transferred with the approval of the Supervisory Board to fulfill the Company’s obligations under the 2002 Stock Option Plan resolved by the General Meeting on May 22, 2002 (agenda item 13).

(2)     They may be resold with the approval of the Supervisory Board. The shares may be sold by means other than on the stock exchange or by way of a public offer to all shareholders provided that the own shares purchased are sold at a price that is not significantly lower than the market price of shares of the Company with the same terms at the time of disposal. The relevant market price in relation to this provision is the average closing price of the shares of AIXTRON AG in XETRA trading or a comparable system replacing the XETRA system on the Frankfurt Stock Exchange during the last five trading days prior to the disposal of the shares.

         Sofern die gesamte Zeichnung des Angebots dieses Volumen überschreitet, muss die Annahme im Verhältnis der jeweils angebotenen Aktien erfolgen. Eine bevorrechtigte Annahme geringer Stückzahlen bis zu 100 Stück zum Erwerb eigener Aktien der AIXTRON AG je Aktionär kann vorgesehen werden. Die Vorschriften des Wertpapiererwerbs- und Übernahmegesetzes sind zu beachten, soweit diese Anwendung finden.

e)      Der Vorstand wird ermächtigt, Aktien der Gesellschaft, die aufgrund dieser Ermächtigung erworben werden, wie folgt zu verwenden:

(1)     Sie können mit Zustimmung des Aufsichtsrats zur Erfüllung der Verpflichtungen der Gesellschaft aus dem in der Hauptversammlung vom 22. Mai 2002 zu TOP 13 beschlossenen Aktienoptions-Plan 2002 angeboten und übertragen werden.

(2)     Sie können mit Zustimmung des Aufsichtsrats wieder veräußert werden. Die Veräußerung kann dabei auch in anderer Weise als über die Börse oder durch ein öffentliches Kaufangebot an alle Aktionäre vorgenommen werden, sofern die erworbenen eigenen Aktien zu einem Preis ver-äußert werden, der den Börsenkurs von Aktien der Gesellschaft gleicher Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Als maßgeblicher Börsenkurs im Sinne der vor-stehenden Regelung gilt dabei der Mittelwert der Schlusskurse der Aktie der AIXTRON AG im XETRA-Handel oder einem an die Stelle des Xetra-Systems getretenen funktional vergleichbaren Nachfolge-

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(3)     They may be used, with the approval of the Supervisory Board, to fulfill conversion and/or option rights or conversion obligations arising from convertible bonds and/or bonds with warrants that were or are issued by the Company and/or its subsidiaries.

(4)     They may be cancelled with the approval of the Supervisory Board without the cancellation or its implementation requiring a further resolution by the General Meeting. The authorization to cancel shares may be exercised in full or in part. The cancellation increases the interest of the outstanding shares in the share capital, which remains unchanged. In this case, the Executive Board is also authorized to adjust the number of shares stated in the Articles of Association.

f)      The authorization specified in e) may be exercised once or several times, individually or jointly by the Company.

g)      Shareholders’ pre-emptive rights to these shares will be excluded to the extent that these shares are used in accordance with the preceding authorization specified in c) (1) (2) and (3). The authorization specified in e) (2) is limited to a maximum total of 10% of the Company’s share capital at the time of the resolution, including all other authorizations issued in accordance with section 186 (3) sentence 4 of the AktG. In particular, the volume of the authorization will be reduced by the percentage of the share capital relating to conversion and/or option rights or conversion obligations arising from convertible bonds issued since this authorization was granted while excluding pre-emptive rights in accordance with section 186 (3) sentence 4 of the AktG.

          system an der Frankfurter Wertpapierbörse während der letzten fünf Börsenhandelstage vor der Veräußerung der Aktien.

(3)     Sie können mit Zustimmung des Aufsichtsrats zur Erfüllung von Wandlungs- und/oder Optionsrechten bzw. -pflichten aus Wandel- und/oder Options-schuldverschreibungen verwendet werden, die von der Gesellschaft und/oder deren Tochtergesell-schaften ausgegeben wurden oder werden.

(4)     Sie können mit Zustimmung des Aufsichtsrats ein-gezogen werden, ohne dass die Einziehung oder ihre Durchführung eines weiteren Hauptversamm-lungsbeschlusses bedarf. Die Ermächtigung zur Einziehung kann ganz oder in Teilen ausgeübt werden. Durch die Einziehung erhöht sich der Anteil der übrigen Aktien am Grundkapital, das unverändert bleibt. Der Vorstand ist in diesem Fall auch ermächtigt, die Angabe der Zahl der Aktien in der Satzung anzupassen.

f)      Die Ermächtigung unter lit. e) kann einmal oder mehr-mals, einzeln oder gemeinsam, durch die Gesellschaft ausgenutzt werden.

g)      Das Bezugsrecht der Aktionäre auf diese Aktien wird insoweit ausgeschlossen, als diese Aktien gemäß der vorstehenden Ermächtigung unter lit. e) (1), (2) und (3) verwendet werden. Die Ermächtigung unter lit. e) (2) beschränkt sich unter Einbeziehung aller weiteren Ermächtigungen im Sinne von § 186 Abs. 3 Satz 4 AktG auf insgesamt höchstens 10% des Grundkapitals der Gesellschaft zum Zeitpunkt der Beschlussfassung. Das Ermächtigungsvolumen verringert sich insbeson-

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Report by the Executive Board of AIXTRON AG on the acquisition of all outstanding and issued shares of Genus, Inc., Sunnyvale, California, U.S.A., by way of the capital increase against non-cash contributions and the reasons for excluding shareholders’ pre-emptive rights

In accordance with Article 4 (2.1) of the Articles of Association of AIXTRON Aktiengesellschaft (hereinafter referred to as “AIXTRON”), the Company’s Executive Board was authorized, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to September 29, 2009 by up to a maximum total of € 27,000,000.00 by issuing new shares against non-cash contributions (Authorized Capital I). The Executive Board was also authorized, with the approval of the Supervisory Board, to exclude shareholders’ pre-emptive rights.

On March 12, 2005, using Authorized Capital I and with the approval of the Supervisory Board granted on March 13, 2005, the Executive Board of AIXTRON increased the Company’s share capital of € 64,831,512.00, composed of 64,831,512 no-par value shares, against non-cash contributions by € 24,967,885.00 to € 89,799,397.00 by issuing 24,967,885 new bearer shares with a notional value of € 1.00 each. Shareholders’ statutory pre-emptive rights were excluded.

         dere um den anteiligen Betrag am Grundkapital, auf den sich Wandlungs- und/oder Optionsrechte bzw. -pflichten aus Schuldverschreibungen beziehen, die seit Erteilung dieser Ermächtigung unter Bezugsrechtsausschluss in entsprechender Anwendung von § 186 Abs. 3 Satz 4 AktG ausgegeben worden sind.

Bericht des Vorstands über den Erwerb sämtlicher ausstehenden und ausgegebenen Aktien der Genus, Inc., Sunnyvale, Kalifornien, USA, im Wege der Kapitalerhöhung gegen Sacheinlage und Begründung für den Ausschluss des Bezugsrechts der Aktionäre

Gemäß § 4 Abs. 2.1 der Satzung der AIXTRON Aktiengesellschaft (nachstehend “AIXTRON”) war der Vorstand der Gesellschaft ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital in der Zeit bis zum 29. September 2009 durch Ausgabe neuer Aktien gegen Sach-einlagen einmalig oder mehrmals insgesamt jedoch höchstens um EUR 27.000.000,00 zu erhöhen (“Genehmigtes Kapital I”). Der Vorstand war weiterhin ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen.

Der Vorstand von AIXTRON hat unter Ausnutzung des Genehmigten Kapitals I am 12. März 2005 mit Zustimmung des Aufsichtsrats vom 13. März 2005 das Grundkapital der Gesellschaft in Höhe von EUR 64.831.512,00 eingeteilt in 64.831.512 nennwertlose Stückaktien gegen Sacheinlagen um EUR 24.967.885,00 auf EUR 89.799.397,00 durch Ausgabe von 24.967.885 neuen auf den Inhaber lautende Aktien mit einem rechnerischen Anteil am Grundkapital von je EUR 1,00 erhöht. Das gesetzliche Bezugsrecht der Aktionäre wurde ausge-schlossen.

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American Depositary Shares (ADSs) were issued on the basis of the new shares and admitted to trading on the Nasdaq. The share capital was increased against non-cash contributions through the contribution of all issued and outstanding Genus, Inc. shares. JPMorgan Chase Bank, N.A. was granted the sole right to subscribe for and acquire the 24,967,885 new AIXTRON shares issued in the course of this capital increase against non-cash contributions. JPMorgan Chase Bank, N.A. contributed all outstanding and issued Genus, Inc. shares against the issue of the new shares from the capital increase and subscribed for the new AIXTRON shares. It then issued American Depositary Shares to the former shareholders of Genus, Inc., with the 24,967,885 new AIXTRON shares underlying these ADSs.

The Executive Board submits the following written report outlining the reasons for excluding pre-emptive rights:

1.      Reasons for the acquisition of Genus, Inc. By acquiring all shares of Genus, Inc., AIXTRON acquired as its new U.S. subsidiary headquartered in Sunnyvale, Silicon Valley, a global market leader in ALD technology and therefore a semiconductor industry supplier providing production equipment for intricate micro computer chips and electronic storage devices. ALD technology is a key technology in the production of state-of-the-art computer chips and hard disk drives, which are used in a variety of products such as PCs, communication technology, and consumer electronics. Genus, Inc.’s product portfolio includes LYNX, LYNX2™, LYNX3™, and Stratagem series production equipment for 200mm and 300mm semiconductor production. These product platforms for chemical vapor deposition (CVD) and atomic layer deposition

Auf der Grundlage der neuen Aktien wurden sogenannte “American Depository Shares” ausgegeben, die an der Nasdaq zum Handel zugelassen wurden. Die Erhöhung des Grundkapitals erfolgte gegen Sacheinlagen durch die Einbringung sämtlicher ausgegebener und ausstehender Aktien der Genus, Inc. Das alleinige Recht zur Zeichnung und Übernahme der im Rahmen dieser Kapitalerhöhung gegen Sacheinlagen ausgegebenen 24.967.885 neuen Aktien von AIXTRON wurde der JPMorgan Chase Bank, N.A. eingeräumt. Die JPMorgan Chase Bank, N.A. hat gegen die Ausgabe der neuen Aktien aus der Kapitalerhöhung sämtliche ausstehenden und ausgegebenen Aktien der Genus, Inc. eingebracht und die neuen AIXTRON Aktien gezeichnet. Auf Grundlage der neuen 24.967.885 Stück AIXTRON-Aktien hat sie sodann American Depositary Shares an die früheren Aktionäre der Genus, Inc. ausgegeben.

Der Vorstand erstattet über den Grund für den Ausschluss des Bezugsrechts folgenden schriftlichen Bericht:

1.       Gründe für die Übernahme der Genus, Inc. Mit dem Erwerb sämtlicher Aktien der Genus, Inc. erwarb AIXTRON als neue US-Tochtergesellschaft mit Sitz in Sunnyvale im Silicon Valley einen der Weltmarktführer in der ALD-Technologie und damit Ausrüster der Halbleiterindustrie von Produktionsanlagen für auf-wendige Mikro-Computerchips und elektronische Speicheranwendungen. Die ALD-Technologie stellt eine Schlüsseltechnologie für die Produktion von modernsten Computer-Chips und Festplatten dar, die für eine Vielzahl von Produkten, wie etwa PCs, Kommunikationstechnologie und Verbraucherelektronik eingesetzt werden. Zur Produktpalette der Genus, Inc. gehören Anlagen der LYNX, LYNX2™,

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(ALD) facilitate a broad range of coatings such as aluminum oxide, hafnium oxide, and other dielectric (insulating) or metal (conducting) materials for highly advanced integrated circuits. Genus, Inc. has long-standing customer relationships with established, globally active groups in the semiconductor industry.

The acquisition of Genus, Inc. strengthens the AIXTRON Group’s competitiveness. It also opens up better growth prospects for AIXTRON, enabling it to increase the value of the company for AIXTRON shareholders.

AIXTRON is a leading supplier of equipment for the compound semiconductor industry. AIXTRON AG’s strategic aim is also to become a leading supplier of equipment for the conventional semiconductor industry. By acquiring Genus, Inc., AIXTRON gains a direct presence in the market as an equipment supplier for the conventional semiconductor industry. Therefore, the acquisition enables AIXTRON to enter the market for conventional semiconductor industry equipment quicker than would have been possible through organic growth.

Due to its many years’ experience as a manufacturer of equipment for the semiconductor industry with established large customers, Genus, Inc. has highly capable production plants. Genus, Inc. ranks among the well-known suppliers in this market and has an established brand name. The Executive Board of AIXTRON expects the combination of Genus, Inc.’s many years’ experience of manufacturing production equipment in the conventional semiconductor industry and AIXTRON’s experience in the compound

         LYNX3™ und Stratagem Serie für die Halbleiterherstel-lung mit 200 mm und 300 mm Waferdurchmesser. Diese Produktplattformen für CVD - und ALD-Verfahren ermöglichen ein breites Spektrum von Beschichtungen wie Aluminiumoxide, Hafniumoxide und weitere dielektrische (isolierende) oder metallische (leitende) Materialien für hochentwickelte integrierte Schaltungen. Die Genus, Inc. verfügt über langjährige Kunden-beziehungen zu etablierten weltweit tätigen Konzernen der Halbleiterindustrie.

Die Übernahme der Genus, Inc. stärkt die Wett-bewerbsfähigkeit des AIXTRON-Konzerns. Durch den Erwerb werden AIXTRON bessere Wachstumsaussich-ten eröffnet, um den Unternehmenswert für die Aktionäre von AIXTRON steigern zu können.

AIXTRON ist führend als Anlagenbauer für die Verbin-dungs-Halbleiterindustrie. Strategisches Ziel der AIXTRON AG ist es, auch eine führende Stellung als Anlagenbauer der konventionellen Halbleiterindustrie zu erlangen. Durch die Übernahme der Genus, Inc. erlangt AIXTRON eine unmittelbare Präsenz auf dem Markt des Anlagenbaus für die konventionelle Halbleiterindustrie. Dadurch wird AIXTRON ein schnellerer Eintritt in den Markt für Anlagenbau für die konventionelle Halbleiterindustrie ermöglicht, als dies durch organisches Wachstum möglich gewesen wäre.

Aufgrund ihrer langjährigen Erfahrung im Anlagenbau in der Halbleiterindustrie mit etablierten Großkunden verfügt Genus, Inc. über qualifizierte Produktionsanla-gen. Genus, Inc. gehört zu den bekannten Anbietern in diesem Markt und verfügt über einen eingeführten Markennamen. Der Vorstand von AIXTRON erwartet,

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semiconductor industry to strengthen the AIXTRON Group’s technological know-how and speed up the development and launch of the next generation of coating equipment for the semiconductor industry.

The Executive Board of AIXTRON also intends to use both Genus, Inc.’s market presence and its existing customer relationships with globally active semiconductor manufacturers to quickly extend its market position as an equipment supplier to the semiconductor industry. The acquisition of Genus, Inc. will decisively strengthen AIXTRON’s geographical presence in the U.S., a key market for the conventional semiconductor industry. The extended regional presence will make it possible to offer an unlimited, round-the-clock service, and personal service locally, to the shared customers of the two companies.

The semiconductor industry is characterized by a strong concentration of competitors and customers and by globalization. By acquiring Genus, Inc., the Executive Board believes AIXTRON will attain the size, market presence, financial strength, and earnings power it needs to gain better access to the financial markets in Germany and the U.S.A. Although there are currently no plans for relatively large investments or acquisitions, this would open up additional financing opportunities for the Company, enabling it to carry out future investments and acquisitions and therefore to remain competitive and establish itself as one of the leading suppliers in the semiconductor market.

dass die Kombination der langjährigen Erfahrung der Genus, Inc. bei der Herstellung von Produktionsanlagen im konventionellen Halbleiterbereich mit der Erfahrung von AIXTRON im Verbindungs-Halbleiterbereich das technologische Know-how des AIXTRON-Konzerns insgesamt stärkt und eine beschleunigte Entwicklung und Markteinführung der nächsten Generation von Beschichtungsanlagen für die Halbleiterindustrie ermöglicht.

Ferner beabsichtigt der Vorstand von AIXTRON, sowohl die Marktpräsenz von Genus, Inc. als auch ihre beste-henden Kundenbeziehungen zu weltweit tätigen Halbleiterherstellern zu nutzen, um zeitnah ihre Stellung im Marktfür den Anlagenbau in der Halbleiterindustrie auszubauen. Durch die Übernahme der Genus, Inc. wird die geographische Präsenz von AIXTRON auf dem für die konventionelle Halbleiterindustrie wichtigen US-Markt entscheidend gestärkt. Der Ausbau der regionalen Präsenz soll den gemeinsamen Kunden beider Unternehmen einen uneingeschränkten Service rund um die Uhr und eine persönliche Betreuung vor Ort ermöglichen.

Die Halbleiterindustrie istvon einerstarken Konzentration der Wettbewerber und Kunden gekennzeichnet sowie von der Globalisierung geprägt. Durch die Übernahme der Genus, Inc. wird AIXTRON nach Ansicht des Vorstands über die erforderliche Unternehmensgröße, Marktpräsenz sowie Finanz- und Ertragskraft verfügen, die nach seiner Ansicht einen besseren Zugang zu den Finanzmärkten in Deutschland und den USA ermöglicht. Obwohl derzeit keine größeren Investitionen oder Akquisitionen geplant sind, eröffnen sich dadurch für die Gesellschaft zusätzliche Finanzierungs-

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2.      Exchange ratio

On the transfer date, March 14, 2005, JPMorgan Chase Bank contributed all issued and outstanding Genus, Inc. shares to AIXTRON as non-cash contributions. In exchange for the shares, AIXTRON granted JPMorgan Chase Bank, N.A. 24,967,885 new shares carrying dividend rights from January 1, 2004 onwards and with a total notional value of €24,967,885.00.

The Executive Board was of the opinion that the value of the acquired Genus shares, i.e. the value of Genus, Inc., was considerably higher than this. The auditor Dr. Helmut Huth, Frankfurt am Main, was engaged by the Aachen local court to value Genus, Inc. His valuation report of March 9, 2004 confirms that the value of the non-cash contributions equals or exceeds the lowest issue price of the shares to be granted in return. In addition, Morgan Stanley Bank AG acted as financial advisor to AIXTRON in connection with the acquisition of Genus, Inc. Due to a range of factors, in particular AIXTRON’s review of information on Genus, Inc., the financial advice and support provided by Morgan Stanley Bank AG, and the enterprise valuation carried out by the Executive Board with the support of Ernst & Young AG, the Executive Board of AIXTRON AG concludes that the value of the Genus, Inc. shares serving as non-cash contributions exceeds the value of the AIXTRON shares to be issued at the agreed exchange ratio and is therefore fair. Given the aims pursued in the Company’s interest by acquiring Genus, Inc. and bearing in mind the interests of shareholders, excluding pre-emptive rights was therefore reasonable and objectively justified.

möglichkeiten, um künftige Investitionen und Akquisi-tionen vorzunehmen, und somit wettbewerbsfähig zu bleiben und sich als einer der führenden Anbieter im Halbleitermarkt etablieren zu können.

2.      Umtauschverhältnis

Zum Übertragungsstichtag am 14. März 2005 brachte die JPMorgan Chase Bank sämtliche ausgegebenen und ausstehenden Aktien der Genus, Inc. in AIXTRON als Sacheinlage ein. Als Gegenleistung für die Einbringung der Aktien gewährte AIXTRON der JPMorgan Chase Bank, N.A. 24.967.885 neue Stückaktien mit Gewinnberechtigung ab dem 1. Januar 2004, auf die ein rechnerischer Betrag des Grundkapitals von insgesamt EUR 24.967.885,00 entfällt.

Der Vorstand war der Auffassung, dass der Wert der übernommenen Genus Aktien, d.h. der Wert von Genus, Inc., erheblich über diesem Wert lag. Mit der Prüfung des Wertes der Genus, Inc. wurde Herr Wirtschaftsprüfer Dr. Helmuth Huth, Frankfurt am Main, vom Amtsgericht Aachen beauftragt, der mit seinem am 9. März 2004 erstatteten Gutachten bestätigt, dass der Wert der Sacheinlagen den geringsten Ausgabewert der dafür zu gewährenden Aktien erreicht. Daneben war Morgan Stanley Bank AG als Finanzberater für AIXTRON im Zusammenhang mit der Übernahme von Genus, Inc. tätig. Aufgrund einer Reihe von Faktoren, insbesondere aufgrund der Überprüfung von Informationen über Genus, Inc. durch AIXTRON und aufgrund der finanziellen Beratung und Unterstützung durch Morgan Stanley Bank AG sowie aufgrund der vom Vorstand mit Unterstützung der Ernst & Young AG durchgeführten Unternehmensbewertung kommt der Vorstand der AIXTRON AG zu dem Ergebnis, dass der

Agenda	Tagesordnung

Report by the Executive Board of AIXTRON AG in accordance with Section 203 (2) Sentence 2 and Section 186 (4) Sentence 2 of the AktG on Item 5 of the Agenda

In item 5 of the agenda of the Ordinary General Meeting on May 18, 2005, the Executive and Supervisory Boards propose creating new Authorized Capital I.

The Executive Board made use of the authorization granted to it by the General Meeting on September 30, 2004 to increase the share capital, in accordance with Article 4 (2.1) of the Articles of Association with the approval of the Supervisory Board, by up to € 27,000,000.00 against non-cash contributions for the purpose of acquiring all shares of Genus, Inc., domiciled at 1139 Karlstad Drive, Sunnyvale, CA 94089, U.S.A., and the Executive Board resolved on March 12, 2005, with the approval of the Supervisory Board on March 13, 2005 to increase the share capital to € 89,799,379.00. The capital increase was entered in the commercial register on March 14, 2005. Authorized Capital I served solely to acquire all shares of Genus, Inc. Following the acquisition of Genus, Inc., the remaining Authorized Capital I can no longer be used for its intended purpose and will therefore be cancelled.

Wert der als Sacheinlage einzubringenden Aktien der Genus, Inc. den Wert der zu dem vereinbarten Umtauschverhältnis hierfür auszugebenden AIXTRON-Aktien übersteigt und somit angemessen ist. Im Hinblick auf die mit der Übernahme der Genus, Inc. im Interesse der Gesellschaft verfolgten Ziele und unter Berücksichtigung der Interessen der Aktionäre war der Ausschluss des Bezugsrechts daher angemessen und sachlich gerechtfertigt.

Bericht des Vorstands gemäß §§ 203 Abs. 2 Satz 2, 186 Abs. 4 Satz 2 AktG zu Tagesordnungspunkt 5

Zu Tagesordnungspunkt 5 der ordentlichen Hauptversammlung am 18. Mai 2005 schlagen Vorstand und Aufsichtsrat vor, ein neues Genehmigtes Kapital I zu schaffen.

Der Vorstand hat von der ihm durch die Hauptversammlung vom 30. September 2004 erteilten Ermächtigung, gem. § 4 Abs. 2.1 der Satzung mit Zustimmung des Aufsichtsrats das Grundkapital zu Zwecken des Erwerbs sämtlicher Anteile der Genus, Inc., mit Sitz in 1139 Karlstad Drive, Sunnyvale, CA 94089, USA, um bis zu EUR 27.000.000,00 gegen Sacheinlagen zu erhöhen, mit Beschlussvom 12. März 2005 mit Zustimmung des Aufsichtsrats vom 13. März 2005 Gebrauch gemacht und die Erhöhung des Grundkapitals auf EUR 89.799.379,00 beschlossen. Die Kapitalerhöhung ist am 14. März 2005 in das Handelsregister eingetragen worden. Das Genehmigte Kapital I diente ausschließlich der Durchführung des Erwerbs sämtlicher Anteile der Genus, Inc. Nach dem Erwerb der Genus, Inc. kann das verbleibende Genehmigte Kapital I nunmehr nicht mehr zweckgerecht eingesetzt werden und soll daher aufgehoben werden.

Agenda	Tagesordnung

The proposed resolution is intended to authorize the Executive Board, with the approval of the Supervisory Board, to increase the share capital on one or several occasions in the period to May 17, 2010 by up to a total of € 35,919,751.00 by issuing new ordinary bearer shares (no-par value shares) with a nominal value of € 1.00 per share against cash and/or non-cash contributions. Shareholders must be granted pre-emptive rights.

However, the Executive Board is authorized, with the approval of the Supervisory Board, to exclude shareholders’ pre-emptive rights in full or in part in order to eliminate fractions and, in the case of capital increases against non-cash contributions, in order to grant shares to be used in the acquisition of companies, parts of companies, or equity interests or for the acquisition of other assets.

In accordance with section 203 (2) sentence 2 in conjunction with section 186 (4) sentence 2 of the Aktiengesetz (AktG – German Stock Corporation Act), the Executive Board must submit a written report outlining the reasons for excluding pre-emptive rights.

The report on agenda item 5 can be inspected at the Company’s business premises from the day the General Meeting is convened. A copy of the report will be sent immediately and free of charge to shareholders on request.

1.       In connection with Authorized Capital I, the Executive Board will be authorized, with the approval of the Supervisory Board, to exclude fractions from pre-emptive rights. Excluding preemptive rights for

Der vorgeschlagene Beschluss sieht vor, den Vorstand zu ermächtigen, mit Zustimmung des Aufsichtsrats das Grundkapital bis zum 17. Mai 2010 einmalig oder mehrmals um bis zu insgesamt EUR 35.919.751,00 gegen Bar- und/oder Sacheinlagen durch die Ausgabe neuer auf den Inhaber lautender Stammaktien ohne Nennbetrag (Stückaktien) mit einem anteiligen Betrag am Grundkapital von EUR 1,00 je Aktie zu erhöhen. Dabei ist den Aktionären ein Bezugsrecht einzuräumen.

Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre insgesamt oder teilweise auszuschließen zum Ausgleich von Spitzenbeträgen und bei Kapitalerhöhungen gegen Sacheinlagen zur Gewährung von Aktien zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen, Beteiligungen an Unternehmen oder zum Erwerb von sonstigen Vermögensgegenständen.

Der Vorstand hat gemäß § 203 Abs. 2 Satz 2 i.V.m. § 186 Abs. 4 Satz 2 AktG über die Gründe für den Ausschluss des Bezugsrechts einen schriftlichen Bericht zu erstatten.

Der Bericht zu Tagesordnungspunkt 5 liegt vom Tage der Einberufung der Hauptversammlung an in den Geschäfts-räumen der Gesellschaft zur Einsicht aus. Auf Verlangen wird jedem Aktionär eine Abschrift des Berichtes unverzüglich und kostenlos übersandt.

1.       Der Vorstand soll im Rahmen des Genehmigten Kapitals I ermächtigt werden, mit Zustimmung des Aufsichtsrats Spitzenbeträge von dem Bezugsrecht der Aktionäre auszunehmen. Der Ausschluss des Bezugsrechts für Spitzenbeträge ist allgemein anerkannt und erforderlich, um ein technisch durchführbares Bezugs-

Agenda	Tagesordnung

fractions is generally accepted and necessary to ensure a subscription ratio that can be implemented in technical terms and to simplify the implementation by ensuring round figures and maintaining a subscription ratio based on whole numbers. This is in the Company’s interests.

Shares representing fractions for which preemptive rights are excluded will either be sold on the stock market or disposed of by other means at best for the Company. The potential dilutive effect and the encroachment on shareholders’ rights are minimal due to the limitation to fractions. For these reasons, the Executive Board and the Supervisory Board believe that excluding pre-emptive rights is objectively justified and reasonable in relation to the shareholders.

2.      In connection with Authorized Capital I, the Executive Board will also be authorized, with the approval of the Supervisory Board, to exclude pre-emptive rights in the case of capital increases against non-cash contributions to grant shares to be used in the acquisition of companies, parts of companies, equity interests in companies, or other assets. Excluding pre-emptive rights enables the Executive Board, with the approval of the Supervisory Board, to acquire these in return for granting shares in the Company.

The authorization to increase the share capital against non-cash contributions with the approval of the Supervisory Board and while excluding pre-emptive rights in order to acquire companies, equity interests in companies, or other assets, is intended to enable the Executive Board to acquire a company or an equity interest in a company in return for shares if a suitable verhältnis darstellen zu können und die Abwicklung durch runde Beträge unter Beibehaltung eines glatten Bezugsverhältnisses zu vereinfachen. Dies ist im Inter-esse der Gesellschaft.

Die als freie Spitzen vom Bezugsrecht der Aktionäre ausgeschlossenen Aktien werden entweder durch Verkauf an der Börse oder in sonstiger Weise bestmöglich für die Gesellschaft verwertet. Der mögliche Verwässerungseffekt und der Eingriff in die Aktionärs-rechte sind aufgrund der Beschränkung auf Spitzen-beträge gering. Vorstand und Aufsichtsrat halten den Ausschluss des Bezugsrechts aus diesen Gründen für sachlich gerechtfertigt und gegenüber den Aktionären für angemessen.

2.      Der Vorstand soll im Rahmen des Genehmigten Kapitals I ferner ermächtigt werden, mit Zustimmung des Aufsichtsrats das Bezugsrecht bei Kapitalerhöhungen gegen Sacheinlagen zur Gewährung von Aktien zum Zweck des Erwerbs von Unternehmen, Unternehmens-teilen, Beteiligungen an Unternehmen oder sonstigen Wirtschaftsgütern auszuschließen. Der Ausschluss des Bezugsrechts ermöglicht es dem Vorstand, mit Zustimmung des Aufsichtsrats, diese gegen Gewährung von Aktien der Gesellschaft zu erwerben.

Die Ermächtigung, mit Zustimmung des Aufsichtsrats das Grundkapital gegen Sacheinlagen unter Ausschluss des Bezugsrechts zum Erwerb von Unternehmen, Unternehmensbeteiligungen oder sonstigen Wirtschaftsgütern zu erhöhen, soll den Vorstand in die Lage versetzen, in einem geeigneten Fall ein Unternehmen oder eine Unternehmensbeteiligung gegen Überlassung von Aktien erwerben zu können. Je nach

Agenda	Tagesordnung

opportunity arises. Depending on the scale of such an acquisition and the expectations of the respective seller, it may be expedient or necessary to provide shares in the Company as consideration. This requires shareholders’ pre-emptive rights to be excluded.

The proposed authorization to exclude pre-emptive rights meets the requirement for the Executive Board to be able to act quickly and flexibly with the approval of the Supervisory Board if an opportunity arises and to be able to use Company shares created through the full or partial use of Authorized Capital I as consideration in acquiring companies, equity interests in companies, or other assets.

Since the value of companies, equity interests in companies, or assets to be acquired in the future, and therefore their purchase price, is currently unknown, a definite issue price cannot be given at the present time. The Company’s shares will be valued on the basis of their market price at the time. The value of each of the companies, equity interests in companies, or other assets being acquired will be determined using accepted valuation measures.

Overall, the authorization to exclude pre-emptive rights does not unreasonably impair shareholders’ interests.

der Größenordnung eines solchen Erwerbs und den Erwartungen des jeweiligen Verkäufers kann es zweck-mäßig oder erforderlich sein, die Gegenleistung durch Aktien der Gesellschaft zu erbringen. Hierzu ist der Ausschluss des Bezugsrechts der Aktionäre notwendige Voraussetzung.

Die vorgesehene Ermächtigung zum Ausschluss des Bezugsrechts schafft die Voraussetzung für den Vor-stand, bei einer sich bietenden Gelegenheit schnell und flexibel mit Zustimmung des Aufsichtsrats agieren zu können und als Gegenleistung für einen Erwerb von Unternehmen, Unternehmensbeteiligungen oder sonstigen Wirtschaftsgütern Aktien der Gesellschaft einsetzen zu können, die durch die vollständige oder teilweise Ausnutzung des Genehmigten Kapitals I geschaffen werden.

Da der Wert der künftig zu erwerbenden Unternehmen, Unternehmensbeteiligungen oder Wirtschaftsgüter und damit deren Erwerbspreis derzeit noch nicht bekannt ist, kann gegenwärtig auch kein fester Ausgabebetrag genannt werden. Die Bewertung der Aktien der Gesellschaft wird sich an dem jeweiligen Börsenkurs ausrichten. Der Wert des jeweils zu erwerbenden Unternehmens, der Unternehmensbeteiligung oder der sonstigen Wirtschaftsgüter wird nach anerkannten Bewertungsmaßstäben bestimmt werden.

Die Interessen der Aktionäre werden demgemäß insgesamt durch die Ermächtigung des Bezugsrechtsausschlusses nicht unangemessen beeinträchtigt.

Agenda	Tagesordnung

The Executive Board will carefully examine in each specific case whether it should make use of the authorization to implement a capital increase while excluding pre-emptive rights. This authorization will only be exercised if it is in the interests of the Company and therefore of its shareholders, in the opinion of the Executive Board and the Supervisory Board, and if it is reasonable.

The Executive Board will report on the utilization of Authorized Capital I in the next General Meeting.

Report by the Executive Board of AIXTRON AG in accordance with Section 203 (2) Sentence 2 and Section 186 (4) Sentence 2 of the AktG on Item 6 of the Agenda

In item 6 of the agenda of the Ordinary General Meeting on May 18, 2005, the Executive and Supervisory Boards propose creating new Authorized Capital II.

The proposed resolution is intended to authorize the Executive Board, with the approval of the Supervisory Board, to increase the share capital on one or several occasion in the period to May 17, 2010 by up to a total of € 8,979,937.00 against cash contributions by issuing new ordinary bearer shares (no-par value shares) with a nominal value of € 1.00 per share. Shareholders must be granted pre-emptive rights.

However, the Executive Board is authorized, with the approval of the Supervisory Board, to eliminate the statutory pre-emptive rights of shareholders in full or in part

•      to eliminate fractions;

Der Vorstand wird in jedem Einzelfall sorgfältig prüfen, ob er von der Ermächtigung zur Kapitalerhöhung unter Ausschluss des Bezugsrechts der Aktionäre Gebrauch machen wird. Eine Ausnutzung dieser Möglichkeit wird nur dann erfolgen, wenn dies nach Einschätzung des Vorstands und des Aufsichtsrats im Interesse der Gesellschaft und damit ihrer Aktionäre liegt und verhältnismäßig ist.

Der Vorstand wird in der jeweils nächsten Hauptversammlung über jede Ausnutzung des Genehmigten Kapitals I berichten.

Bericht des Vorstands gemäß §§ 203 Abs. 2 Satz 2, 186 Abs. 4 Satz 2 AktG zu Tagesordnungspunkt 6

Zu Tagesordnungspunkt 6 der ordentlichen Hauptversammlung am 18. Mai 2005 schlagen Vorstand und Aufsichtsrat vor, ein neues Genehmigtes Kapital II zu schaffen.

Der vorgeschlagene Beschluss sieht vor, den Vorstand zu ermächtigen, mit Zustimmung des Aufsichtsrats das Grundkapital bis zum 17. Mai 2010 einmalig oder mehrmals um bis zu insgesamt EUR 8.979.937,00 gegen Bareinlagen durch die Ausgabe neuer auf den Inhaber lautender Stammaktien ohne Nennbetrag (Stückaktien) mit einem anteiligen Betrag am Grundkapital von EUR 1,00 je Aktie zu erhöhen. Dabei ist den Aktionären ein Bezugsrecht einzuräumen.

Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats das gesetzliche Bezugsrecht der Aktionäre insgesamt oder teilweise auszuschließen

•      zum Ausgleich von Spitzenbeträgen

Agenda	Tagesordnung

•       to grant holders of warrants or convertible bonds that were and/or will be issued by the Company and/or its subsidiaries the right to subscribe for new shares to the extent that they are entitled to do so after option or conversion rights have been exercised or conversion obligations fulfilled;

•       if the issue price of the new shares is not significantly lower within the meaning of section 203 (1) and (2) and section 186 (3) sentence 4 of the Aktiengesetz (AktG – German Stock Corporation Act) than the market price of the same class of listed shares carrying the same rights when the final issue price is fixed by the Executive Board. However, this authorization is only valid provided that the shares issued, while disapplying pre-emptive rights in accordance with section 186 (3) sentence 4 of the AktG, do not exceed a total of 10% of the share capital at the time of the resolution on this authorization and at the time this authorization is exercised. The disposal of own shares shall be counted towards the restriction to 10% of the share capital if they are acquired on the basis of a General Meeting authorization valid at the time this authorization enters into force and disposed of in accordance with section 71 (1) no. 8 and section 186(3) sentence 4 of the AktG. Those shares issued to satisfy conversion and/or option rights or conversion obligations arising from convertible bonds shall also be counted towards the restriction to 10% of the share capital if the convertible bonds were issued on the basis of an authorization to issue convertible bonds valid at the time this authorization enters into force and pre-emptive rights were excluded in accordance with section 186 (3) sentence 4 of the AktG.

•       um Inhabern von Optionsscheinen oder Wandelschuldverschreibungen, die von der Gesellschaft und/oder deren Tochtergesellschaften ausgegeben wurden oder werden, ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung der Options- oder Wandlungsrechte bzw. nach Erfüllung von Wandlungspflichten zusteht;

•       wenn der Ausgabebetrag der neuen Aktien den Bör-senpreis der bereits börsennotierten Aktien gleicher Gattung und Ausstattung zum Zeitpunkt der endgültigen Festlegung des Ausgabebetrages durch den Vor-stand nicht wesentlich im Sinne des § 203 Abs. 1 und 2, § 186 Abs. 3 Satz 4 AktG unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gem. § 186 Abs. 3 Satz 4 AktG ausgegebenen Aktien insgesamt 10% des im Zeitpunkt der Beschlussfassung über diese Ermächtigung sowie im Zeitpunkt der Ausübung dieser Ermächtigung bestehenden Grundkapitals nicht übersteigt. Auf die Begrenzung auf 10% des Grundkapitals ist die Veräußerung eigener Aktien anzurechnen, sofern diese aufgrund einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung geltenden Ermächtigung der Hauptversammlung erworben und gem. § 71 Abs. 1 Nr. 8, § 186 Abs. 3 Satz 4 AktG veräußert werden. Ferner sind auf die Begrenzung auf 10% des Grundkapitals diejenigen Aktien anzurechnen, die zur Erfüllung von Wandlungs- und/oder Optionsrechten bzw. Wandlungspflichten aus Schuldverschreibungen ausgegeben werden, sofern die Schuldverschreibungen aufgrund einer zum Zeitpunkt des Wirksamwerdens dieser Ermächtigung geltenden Ermächtigung zur Ausgabe von Schuldverschreibungen in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts ausgegeben wurden.

Agenda	Tagesordnung

In accordance with section 203 (2) sentence 2 in conjunction with section 186 (4) sentence 2 of the AktG, the Executive Board must submit a written report outlining the reasons for excluding pre-emptive rights.

The report on agenda item 6 can be inspected at the Company’s business premises from the day the General Meeting is convened. A copy of the report will be sent immediately and free of charge to shareholders on request.

1.       In connection with Authorized Capital II, the Executive Board will be authorized, with the approval of the Supervisory Board, to exclude fractions from pre-emptive rights. Excluding pre-emptive rights for fractions is generally accepted and necessary to ensure a subscription ratio that can be implemented in technical terms and to simplify the implementation by ensuring round figures and maintaining a subscription ratio based on whole numbers. This is in the Company’s interests.

Shares representing fractions for which pre-emptive rights are excluded will either be sold on the stock market or disposed of by other means at best for the Company. The potential dilutive effect and the encroachment on shareholders’ rights are minimal due to the limitation to fractions. For these reasons, the Executive Board and the Supervisory Board believe that excluding pre-emptive rights is objectively justified and reasonable in relation to the shareholders.

2.       Furthermore, it will be possible to exclude pre-emptive rights insofar as this is necessary to grant the creditors of bonds with warrants or convertible bonds issued in

Der Vorstand hat gemäß § 203 Abs. 2 Satz 2 i.V.m. § 186 Abs. 4 Satz 2 AktG über die Gründe für den Ausschluss des Bezugsrechts einen schriftlichen Bericht zu erstatten.

Der Bericht zu Tagesordnungspunkt 6 liegt vom Tage der Einberufung der Hauptversammlung an in den Geschäfts-räumen der Gesellschaft zur Einsicht aus. Auf Verlangen wird jedem Aktionär eine Abschrift des Berichtes unverzüglich und kostenlos übersandt.

1.       Der Vorstand soll im Rahmen des Genehmigten Kapitals II ermächtigt werden, mit Zustimmung des Aufsichtsrats Spitzenbeträge von dem Bezugsrecht der Aktionäre auszunehmen. Der Ausschluss des Bezugsrechts für Spitzenbeträge ist allgemein anerkannt und erforderlich, um ein technisch durchführbares Bezugsverhältnis darstellen zu können und die Abwicklung durch runde Beträge unter Beibehaltung eines glatten Bezugsverhältnisses zu vereinfachen. Dies ist im Inter-esse der Gesellschaft.

Die als freie Spitzen vom Bezugsrecht der Aktionäre ausgeschlossenen Aktien werden entweder durch Verkauf an der Börse oder in sonstiger Weise bestmöglich für die Gesellschaft verwertet. Der mögliche Verwässerungseffekt und der Eingriff in die Aktionärs-rechte sind aufgrund der Beschränkung auf Spitzenbeträge gering. Vorstand und Aufsichtsrat halten den Ausschluss des Bezugsrechts aus diesen Gründen für sachlich gerechtfertigt und gegenüber den Aktionären für angemessen.

2.       Darüber hinaus soll das Bezugsrecht ausgeschlossen werden können, soweit es erforderlich ist, um bei Bar-kapitalerhöhungen auch den Gläubigern von künftig

Agenda	Tagesordnung

the future the right to subscribe for new shares in the event of cash capital increases, if the conditions of the convertible bond in question provide for this. Such convertible bonds usually protect against dilution by granting creditors the same rights to subscribe for new shares in subsequent share issues cum rights as shareholders, instead of a reduction in the option or conversion price. They are therefore placed in the same position as if they had already exercised their option or conversion right or as if a conversion obligation had been fulfilled. Compared with protection against dilution through a reduction in the option or conversion price, this has the advantage that the company is able to achieve a higher issue price for the shares to be issued upon conversion or exercise of the option.

3.       Finally, the Executive Board will be authorized, with the approval of the Supervisory Board, to exclude statutory pre-emptive rights in accordance with section 186 (3) sentence 4 of the AktG in the event of cash capital increases. This exclusion of pre-emptive rights makes it possible to place new shares in domestic and foreign capital markets in a targeted manner in the interests of the Company by issuing the shares at the highest possible, near-market prices while quickly exploiting favorable market conditions.

When exercising the authorization, the Executive Board will try to keep the discount as low as possible given the market conditions prevailing at the time of the placement. The discount to the market price at the time the authorized capital is used will be less than 3% where possible, but always less than 5% to the then current market price.

zu begebenden Options- oder Wandelschuldverschrei-bungen ein Bezugsrecht auf neue Aktien geben zu können, wenn dies die Bedingungen der jeweiligen Schuldverschreibung vorsehen. Solche Schuldverschrei-bungen haben in der Regel einen Verwässerungsschutz, der besagt, dass den Gläubigern bei nachfolgenden Aktien Emissionen mit Bezugsrecht der Aktionäre anstelle einer Ermäßigung des Options- bzw. Wandlungspreises ein Bezugsrecht auf neue Aktien eingeräumt werden kann, wie es auch den Aktionären zusteht. Sie werden damit so gestellt, als ob sie ihr Options- oder Wandlungsrecht bereits ausgeübt hätten bzw. eine Wandlungspflicht erfüllt wäre. Dies hat den Vorteil, dass die Gesellschaft – im Gegensatz zu einem Verwässerungsschutz durch Reduktion mit Options- bzw. Wandlungspreisen – einen höheren Ausgabekurs für die bei der Wandlung oder Optionsausübung auszugebenden Aktien erzielen kann.

3.       Der Vorstand soll schließlich ermächtigt werden, bei Barkapitalerhöhungen das gesetzliche Bezugsrecht der Aktionäre mit Zustimmung des Aufsichtsrats im Rahmen des § 186 Abs. 3 Satz 4 AktG auszuschließen. Dieser Bezugsrechtsausschluss ermöglicht es, im Interesse des Unternehmens neue Aktien an den Kapitalmärkten im In- und Ausland gezielt zu platzieren, indem die Aktien unter kurzfristiger Ausnutzung günstiger Börsensituationen zu marktnah festgesetzten und möglichst hohen Preisen ausgegeben werden.

Bei Ausnutzung der Ermächtigung wird der Vorstand den Abschlag so niedrig bemessen, wie dies nach den zum Zeitpunkt der Platzierung vorherrschenden Markt-bedingungen möglich ist. Der Abschlag zum Börsenpreis im Zeitpunkt der Ausnutzung des Genehmigten

Agenda	Tagesordnung

Placing shares while excluding pre-emptive rights enables a company to achieve a significantly higher inflow of funds than could be achieved with a rights issue. One of the main reasons for this is that a placement without a statutory subscription period can take place immediately after the issue price has been fixed, as a result of which it is unnecessary to factor into the issue price the risk of a change in the price during the subscription period.

The exclusion of pre-emptive rights may not exceed 10% of the existing share capital either at the time the authorization enters into force or at the time it is exercised. In accordance with legal requirements, these stipulations take into account the need to protect shareholders against the dilution of their shareholdings. Every shareholder has the opportunity to acquire the shares required to maintain his or her proportionate interest at approximately the same conditions via the stock market, due to the fact that the new shares are issued at a near-market price and due to the size limit on the capital increase, excluding pre-emptive rights. This ensures that the interests of the shareholders in terms of both asset protection and voting rights are appropriately protected when Authorized Capital II is utilized while excluding pre-emptive rights in line with the legal provisions of section 186 (3) sentence 4 of the AktG, while giving the Company additional scope for action in the interests of all shareholders.

Kapitals wird nach Möglichkeit weniger als 3%, in jedem Fall aber weniger als 5% des aktuellen Börsenkurses betragen.

Eine Platzierung unter Bezugsrechtsausschluss gibt die Möglichkeit, einen deutlich höheren Mittelzufluss als im Falle einer Bezugsrechtsemission zu erzielen. Ein erheblicher Grund hierfür ist, dass eine Platzierung ohne gesetzliche Bezugsfrist unmittelbar nach Festsetzung des Ausgabebetrags erfolgen kann und somit beim Ausgabebetrag kein Kursänderungsrisiko für den Zeitraum einer Bezugsfrist berücksichtigt werden muss.

Der Bezugsrechtsausschluss darf weder im Zeitpunkt des Wirksamwerdens der Ermächtigung noch im Zeitpunkt der Ausnutzung der Ermächtigung 10% des bestehenden Grundkapitals überschreiten. Durch diese Vorgaben wird gemäß der gesetzlichen Regelung das Schutzbedürfnis der Aktionäre gegen die Verwässerung ihres Anteilsbesitzes berücksichtigt. Jeder Aktionär hat aufgrund des börsenkursnahen Ausgabekurses der neuen Aktien und aufgrund der größenmäßigen Begrenzung der bezugsrechtsfreien Kapitalerhöhung grundsätzlich die Möglichkeit, die zur Aufrechterhaltung seiner Anteilsquote erforderlichen Aktien zu annähernd gleichen Bedingungen über die Börse zu erwerben. Es ist daher sichergestellt, dass in Übereinstimmung mit der gesetzlichen Wertung des § 186 Abs. 3 Satz 4 AktG die Vermögens- wie auch die Stimmrechtsinteressen bei einer Ausnutzung des Genehmigten Kapitals II unter Ausschluss des Bezugs-rechts angemessen gewahrt werden, während der Gesellschaft im Interesse aller Aktionäre weitere Handlungsspielräume eröffnet werden.

Agenda	Tagesordnung

The disadvantages of the capital increase, particularly a dilution of existing shareholders’ holdings, are more than offset by the advantages described above since a sustained increase in value can currently be expected. Furthermore, the Executive Board will only make use of the authorization to exclude pre-emptive rights if the final plans are as described above and if at the time these plans are implemented, it is still in the Company’s interest to do so. In this context, the Executive Board will always examine carefully and conscientiously whether it is necessary to exclude pre-emptive rights in order to achieve the Company’s aims. The requirement for Supervisory Board participation ensures that two executive bodies approve the issue of new shares and the possible exclusion of pre-emptive rights after critical examination, and bearing in mind the Company’s interests.

Overall, the authorization to exclude pre-emptive rights does not unreasonably impair shareholders’ interests.

The Executive Board will carefully examine in each specific case whether it should make use of the authorization to implement a capital increase while excluding pre-emptive rights. This authorization will only be exercised if it is in the interests of the Company and therefore of its shareholder in the opinion of the Executive Board and the Supervisory Board, and if it is reasonable.

The Executive Board will report on the utilization of Authorized Capital II in the next General Meeting.

Die Nachteile der Kapitalerhöhung, insbesondere eine Verwässerung der bisherigen Anteilsverhältnisse der Altaktionäre, werden durch die vorstehend beschriebe-nen Vorteile mehr als kompensiert, da aus gegenwärtiger Sicht von einer nachhaltigen Wertsteigerung aus-gegangen werden kann. Weiterhin wird der Vorstand von der Ermächtigung zum Ausschluss des Bezugsrechts nur dann Gebrauch machen, wenn das konkrete Vorhaben der vorangegangenen Beschreibung entspricht und auch im Zeitpunkt seiner Realisierung noch im Interesse der Gesellschaft liegt. In diesem Zusammenhang wird der Vorstand stets sorgfältig und gewissenhaft prüfen, ob der Ausschluss des Bezugrechts zur Erreichung der unternehmerischen Ziele erforderlich ist. Durch die zwingende Mitwirkung des Aufsichtsrats ist sichergestellt, dass zwei Organe der Gesellschaft die Ausgabe neuer Aktien und den möglichen Ausschluss des Bezugsrechts nach kritischer Prüfung unter Berück-sichtigung des Gesellschaftsinteresses befürworten.

Die Interessen der Aktionäre werden demgemäß insgesamt durch die Ermächtigung des Bezugsrechtsausschlusses nicht unangemessen beeinträchtigt.

Der Vorstand wird in jedem Einzelfall sorgfältig prüfen, ob er von der Ermächtigung zur Kapitalerhöhung unter Ausschluss des Bezugsrechts der Aktionäre Gebrauch machen wird. Eine Ausnutzung dieser Möglichkeit wird nur dann erfolgen, wenn dies nach Einschätzung des Vorstands und des Aufsichtsrats im Interesse der Gesellschaft und damit ihrer Aktionäre liegt und verhältnismäßig ist.

DerVorstand wird in der jeweils nächsten Hauptversammlung über jede Ausnutzung des Genehmigten Kapitals II berichten.

Agenda	Tagesordnung

Report by the Executive Board of AIXTRON AG in accordance with Section 71 (1) No. 8 and Section 186 (4) Sentence 2 of the AktG on Item 8 of the Agenda

Agenda item 8 contains the proposal to authorize the Company, in accordance with section 71 (1) no. 8 of the Aktiengesetz (AktG - German Stock Corporation Act), to purchase up to 8,979,937 shares of the Company, equating to somewhat less than 10% of the share capital, in the period to November 17, 2006. The current authorization, granted by the General Meeting on May 11, 2004, expires on November 10, 2005 and must therefore be replaced.

The proposed authorization will allow the Company, with the approval of the Supervisory Board, to purchase own shares in an amount not exceeding 10% of the Company’s current share capital in the period to November 17, 2006. This is in keeping with the limit authorized by law. The own shares shall only be purchased on the stock market or by way of a public offer to all shareholders. This ensures adherence to the duty to treat all shareholders equally set out in section 71 (1) no. 8 sentences 3 and 4 of the AktG.

In accordance with the provisions of section 71 (1) no. 8 of the AktG, the General Meeting may authorize the Company to dispose of shares other than via the stock market or by way of an offer to all shareholders. Selling own shares, as proposed, is a simple means of procuring additional funds. The Executive Board is authorized, with the approval of the Supervisory Board, to sell own shares in accordance with the provisions of section 186 (3) sentence 4 of the AktG at a price that is not significantly lower than the market price of the Company’s shares at

Bericht des Vorstands gemäß §§ 71 Abs. 1 Nr. 8, 186 Abs. 4 Satz 2 AktG zu Tagesordnungspunkt 8

Tagesordnungspunkt 8 enthält den Vorschlag, die Gesellschaft gemäß § 71 Abs. 1 Nr. 8 AktG zu ermächtigen, bis zum 17. November 2006 insgesamt bis zu Stück 8.979.937 Aktien der Gesellschaft – das sind etwas weni-ger als 10% des Grundkapitals – zu erwerben. Die derzeit bestehende, durch die Hauptversammlung vom 11. Mai 2004 erteilte Ermächtigung
läuft am 10. November 2005 aus und soll daher ersetzt werden.

Durch die vorgeschlagene Ermächtigung wird der Gesellschaft die Möglichkeit gegeben, mit Zustimmung des Aufsichtsrats bis zum 17. November 2006 eigene Aktien mit einem anteiligen Betrag des Grundkapitals von insgesamt bis zu 10% des derzeitigen Grundkapitals zu erwerben. Damit ist die gesetzlich zulässige Höchstgrenze gewahrt. Ein Erwerb darf über die Börse oder aufgrund eines öffentlichen Kaufangebots an alle Aktionäre erfolgen. Die Einhaltung der durch § 71 Abs. 1 Nr. 8 Sätze 3 und 4 AktG geforderten Pflicht zur Gleichbehandlung aller Aktionäre ist damit gewährleistet.

Nach den Bestimmungen des § 71 Abs. 1 Nr. 8 AktG kann die Hauptversammlung die Gesellschaft auch zu einer anderen Form der Veräußerung als über die Börse oder einem öffentlichen Kaufangebot an alle Aktionäre ermächtigen. Die vorgeschlagene Möglichkeit zum Wiederverkauf eigener Aktien dient der erneuten vereinfachten Mittelbeschaffung. DerVorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eigene Aktien entsprechend der Regelung in § 186 Abs. 3 Satz 4 AktG zu einem Preis zu veräußern, der den Börsenkurs der Aktien der Gesellschaft im Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Diese Möglichkeit der Veräuße-

Agenda	Tagesordnung

the time of disposal. This option to sell repurchased own shares for cash payments while excluding pre-emptive rights serves the Company’s interest in achieving the best possible issue price when selling own shares. Therefore, the option to exclude pre-emptive rights provided for in section 186 (3) sentence 4 of the AktG enables the Company to exploit opportunities arising out of stock market conditions quickly, flexibly, and cost-effectively. The sale proceeds that can be achieved by fixing a near-market price will lead to a higher inflow of funds than does a share placement with pre-emptive rights, and therefore to the largest possible injection of equity. Equity will thereby be strengthened to the greatest extent possible in the interests of the Company and its shareholders. In addition, by foregoing the time-consuming and costly process of settlement of pre-emptive rights, it becomes possible to cover equity capital requirements by exploiting near-term market opportunities and to attract additional shareholder groups at home and abroad. Section 186 (2) sentence 2 of the AktG permits publication of the subscription price up to three days prior to the end of the subscription period. However, in view of the volatility of the equity markets, there is in this instance a market risk over several days, in particular a risk of a change in the price, which can lead to safety margins being built in when the sale price is fixed und therefore to terms that are not near-market. Furthermore, when granting pre-emptive rights, the Company is unable to respond quickly to favorable market conditions due to the length of the subscription period. This option to sell own shares under optimum conditions without a substantial rights discount is particularly important for the Company because, in its rapidly changing markets and in new markets, it needs to be able to exploit market opportunities quickly and	rung zurückerworbener eigener Aktien gegen Barzahlung unter Ausschluss des Bezugsrechts dient dem Interesse der Gesellschaft an der Erzielung eines bestmöglichen Ausgabekurses bei der Veräußerung dereigenen Aktien. Die in § 186 Abs. 3 Satz 4 AktG vorgesehene Möglichkeit des Bezugsrechtsausschlusses versetzt die Gesellschaft somit in die Lage, sich aufgrund der jeweiligen Börsenverfassung bietende Möglichkeiten schnell, flexibel und kostengünstig zu nutzen. Der durch eine marktnahe Preisfestsetzung erzielbare Veräußerungserlös führt zu einem höheren Mittelzufluss als im Fall einer Aktienplatzierung mit Bezugsrecht und damit zu einer größtmöglichen Zuführung von Eigenmitteln. Dadurch wird eine bestmögliche Stärkung der Eigenmittel im Interesse der Gesellschaft und ihrer Aktionäre erreicht. Durch den Verzicht auf die zeit- und kostenaufwendige Abwicklung des Bezugsrechts können zudem der Eigenkapitalbedarf aus sich kurzfristig bietenden Marktchancen gedeckt und zusätzliche Aktionärsgruppen im In- und Ausland gewonnen werden. Zwar gestattet § 186 Abs. 2 Satz 2 AktG die Veröffentlichung des Bezugspreises bis spätestens drei Tage vor Ablauf der Bezugsfrist. Es besteht jedoch auch in diesem Fall angesichts der Volatilität der Aktienmärkte ein Marktrisiko über mehrere Tage, insbesondere ein Kursänderungsrisiko, das zu Sicherheitsabschlägen bei der Festlegung des Veräußerungspreises und auf diese Weise zu nicht marktnahen Konditionen führen kann. Darüber hinaus kann die Gesellschaft bei Einräumung eines Bezugsrechts wegen der Länge der Bezugsfrist nicht kurzfristig auf günstige Marktverhältnisse reagieren. Diese Möglichkeit zur Veräußerung eigener Aktien unter optimalen Bedingungen ohne nennenswerten Bezugsrechtsabschlag ist für die Gesellschaft insbesondere deshalb von Bedeutung, weil sie in ihren sich schnell ändernden Märk-ten und in neuen Märkten Marktchancen schnell und

Agenda	Tagesordnung

flexibly. This authorization of the Executive Board to dispose of shares is restricted in accordance with section 186 (3) sentence 4 of the AktG (whereby pre-emptive rights are excluded) insofar as a total of 10% of the Company’s share capital in existence at the time of the resolution shall not be exceeded, including all other authorizations in accordance with section 186 (3) sentence 4 of the AktG. In particular, when calculating the 10% limit, it is necessary to deduct the percentage of the share capital relating to conversion and/or option rights or conversion obligations arising from convertible bonds issued since this authorization was granted while excluding pre-emptive rights in accordance with section 186 (3) sentence 4 of the AktG. Therefore, the 10% limit on all authorizations is observed with the option to exclude pre-emptive rights in accordance with section 186 (3) sentence 4 of the AktG. Due to this restriction on the scope of the authorization and the fact that the sale price for the shares to be disposed of or granted must be based on the market price, the interests of shareholders in terms of both asset protection and voting rights are appropriately protected when own shares are sold to third parties while excluding shareholders’ pre-emptive rights on the basis of section 71 (1) no. 8 sentence 5 of the AktG in conjunction with section 186 (3) sentence 4 of the AktG.

At the General Meeting on May 22, 2002, a contingent capital increase was resolved; this will only be implemented to the extent that the holders of the options issued under the 2002 Stock Option Plan resolved by the General Meeting on May 22, 2002 (agenda item 13) exercise their subscription rights according to section 192 (2) no. 3 of the AktG.

flexibel nutzen können muss. Diese Ermächtigung des Vorstands zur Veräußerung der Aktien wird gemäß § 186 Abs. 3 S. 4 AktG unter Ausschluss des Bezugsrechts dahingehend beschränkt, dass unter Einbeziehung aller weiteren Ermächtigungen gemäß § 186 Abs. 3 Satz 4 AktG insgesamt 10% des bei der Beschlussfassung vorhandenen Grundkapitals der Gesellschaft nicht überschritten werden dürfen. Insbesondere ist bei der Berechnung der 10%-Grenze der anteilige Betrag am Grundkapital abzusetzen, auf den sich Wandlungs- und/oder Optionsrechte bzw. -pflichten aus Schuldverschreibungen beziehen, die seit Erteilung dieser Ermächtigung unter Bezugsrechtsausschluss in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG ausgegeben worden sind. Somit wird die 10%-Grenze hinsichtlich aller Ermächtigungen mit der Möglichkeit eines Bezugsrechtsausschlusses nach § 186 Abs. 3 Satz 4 AktG eingehalten. Durch den so beschränkten Umfang der Ermächtigung sowie dadurch, dass sich der Veräußerungspreis für die zu veräußernden bzw. zu gewährenden Aktien am Börsenkurs zu orientieren hat, werden die Vermögens- wie auch die Stimmrechtsinteressen der Aktionäre bei der Veräußerung eigener Aktien an Dritte unter Ausschluss des Bezugsrechts der Aktionäre auf der Grundlage der Regelung des § 71 Abs. 1 Nr. 8 Satz 5 AktG in Verbindung mit § 186 Abs. 3 Satz 4 AktG angemessen gewahrt.

In der Hauptversammlung vom 22. Mai 2002 wurde eine bedingte Kapitalerhöhung beschlossen, die nur insoweit durchgeführt wird, wie die Inhaber der ausgegebenen Bezugsrechte aus dem in der Hauptversammlung vom 22. Mai 2002 zu TOP 13 beschlossenen Aktienoptions-Plan 2002 von ihrem Bezugsrecht gemäß § 192 Abs. 2 Nr. 3 AktG Gebrauch machen. Mit der Beschlussfassung über die Ermächtigung zum Erwerb eigener Aktien wird

Agenda	Tagesordnung

The resolution authorizing the purchase of own shares gives the Company the additional opportunity to use repurchased own shares to service any options exercised. The option to grant beneficiaries the Company’s own shares in order to fulfill subscription rights arising from stock options is a suitable means of countering the dilution of equity holdings and the voting rights conveyed by shares, as may occur to a certain extent when subscription rights are fulfilled using new shares.

It will also be possible to use the purchased shares to grant holders of warrants or convertible bonds that were or will be issued by the Company and/or its subsidiaries the right to subscribe for new shares to the extent that they are entitled to do so after option or conversion rights have been exercised or conversion obligations fulfilled. It may be more appropriate for the Company to use shares instead of a capital increase to fully or partly service the rights arising from these convertible bonds to subscribe for the Company’s shares. This option increases the Company’s scope for action. Therefore, the authorization provides for own shares to be used accordingly. In this respect, shareholders’ pre-emptive rights are excluded.

The Executive Board will carefully examine in each specific case whether it should make use of the authorization to buy back own shares while excluding pre-emptive rights. This authorization will only be exercised if it is in the interests of the Company and therefore of its shareholders in the opinion of the Executive Board and the Supervisory Board, and if it is reasonable.

The Executive Board will report on the utilization of the authorization to buy back own shares to the next General Meeting.

der Gesellschaft eine weitere Handlungsmöglichkeit geschaffen, auch zurückgekaufte eigene Aktien zur Bedienung eventueller Ausübungen zu verwenden. Die Möglichkeit, eigene Aktien der Gesellschaft zur Erfüllung der Bezugsrechte aus den Aktienoptionen an die Bezugsberechtigten zu gewähren, ist ein geeignetes Mittel, einer Verwässerung des Kapitalbesitzes und des Stimmrechts der Aktien entgegenzuwirken, wie sie in gewissem Umfang bei der Erfüllung der Bezugsrechte mit neu geschaffenen Aktien eintreten kann.

Ferner sollen die erworbenen Aktien dazu verwendet werden können, um Inhabern von Optionsscheinen oder Wandelschuldverschreibungen, die von der Gesellschaft und/oder deren Tochtergesellschaften ausgegeben wurden oder werden, ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung der Options- oder Wandlungsrechte bzw. nach Erfüllung von Wandlungspflichten zusteht. Es kann für die Gesellschaft zur Bedienung der sich aus diesen Schuldverschreibungen ergebenden Rechte auf den Bezug von Aktien der Gesellschaft zweckmäßiger sein, anstelle einer Kapitalerhöhung ganz oder teilweise eigene Aktien einzusetzen. Diese Möglichkeit vergrößert den Handlungsspielraum der Gesellschaft. Die Ermächtigung sieht daher eine entsprechende Verwendung der eigenen Aktien vor. Insoweit ist das Bezugsrecht der Aktionäre ausgeschlossen.

Der Vorstand wird in jedem Einzelfall sorgfältig prüfen, ob er von der Ermächtigung zum Rückerwerb eigener Aktien unter Ausschluss des Bezugsrechts der Aktionäre Gebrauch machen wird. Eine Ausnutzung dieser Möglichkeit wird nur dann erfolgen, wenn dies nach Einschätzung des Vorstands und des Aufsichtsrats im Interesse der Gesellschaft und damit ihrer Aktionäre liegt und verhältnismäßig ist.

Agenda	Tagesordnung

The present authorization to buy back own shares supersedes the authorization to buy back own shares that was resolved by the General Meeting on May 11, 2004.

Right of Attendance

In accordance with section 123 (3) sentence 1 of the AktG in conjunction with Article 20 of the Articles of Association, only those shareholders who deposit their shares no later than

Wednesday, May 11, 2005

with the Company cashier’s office, with a German notary, at a securities clearing and deposit bank, or at one of the depositary agents specified in the invitation, and who leave them there until the end of the General Meeting, are entitled to attend the General Meeting, to exercise their voting rights, and to submit motions.

Shares are deemed to have been deposited with a depositary agent if they are held in a blocked custody account in favor of the depositary agent, and with the latter’s approval, until the General Meeting is concluded.

Der Vorstand wird in der jeweils nächsten Hauptversammlung über jede Ausnutzung der Ermächtigung zum Rückerwerb eigener Aktien berichten.

Die vorliegende Ermächtigung zum Rückkauf eigener Aktien ersetzt die Ermächtigung zum Rückkauf eigener Aktien, die auf der Hauptversammlung vom 11. Mai 2004 beschlossen wurde.

Teilnahmeberechtigung

Zur Teilnahme an der Hauptversammlung, zur Ausübung des Stimmrechts und zur Stellung von Anträgen sind nur die Aktionäre berechtigt, die ihre Aktien gemäß § 123 Abs. 3 Satz 1 AktG i.V.m. § 20 der Satzung spätestens am

Mittwoch, dem 11. Mai 2005

bei der Gesellschaftskasse, einem deutschen Notar, einer Wertpapiersammelbank oder bei einer der in der Einladung bezeichneten Hinterlegungsstellen hinterlegt haben und bis zur Beendigung der Hauptversammlung dort belassen.

Der Hinterlegung bei einer Hinterlegungsstelle wird dadurch genügt, dass die Aktien mit Zustimmung der Hinterlegungsstelle für sie bei einem Kreditinstitut bis zur Beendigung der Hauptversammlung gesperrt gehalten werden.

Agenda	Tagesordnung

In the case where shares are lodged with a German notary or a securities clearing and deposit bank, the certificate attesting the deposit in accordance with Article 20 (3) sentence 2 of the Articles of Association must be submitted to the Company cashier’s office no later than

Thursday, May 12, 2005.

The depositary agents are:

Dresdner Bank AG

Commerzbank AG

Shareholders may also have their voting rights exercised in the General Meeting by a proxy, for example by the bank which maintains their securities account, a shareholders’ association, or another person of their choice.

AIXTRON AG offers its shareholders the option of being represented at the General Meeting by Company proxies. The proxies appointed by the Company exercise voting rights only as instructed. Those shareholders wishing to authorize a Company proxy to exercise their voting rights require an admission ticket to the General Meeting to do so. Shareholders receive the necessary documents and information with the admission ticket.

Written form is required and sufficient for the issuance of proxies. Proxies may also be issued by fax.

Im Fall der Hinterlegung bei einem deutschen Notar oder bei einer Wertpapiersammelbank bitten wir, die hierüber auszustellende Bescheinigung gemäß § 20 Abs. 3 Satz 2 der Satzung spätestens mit dem Ablauf des

Donnerstag, dem 12. Mai 2005

bei der Gesellschaftskasse einzureichen.

Hinterlegungsstellen sind:

Dresdner Bank AG

Commerzbank AG

Der Aktionär kann sein Stimmrecht in der Hauptversammlung auch durch einen Bevollmächtigten, z.B. durch die depotführende Bank, eine Aktionärsvereinigung oder eine andere Person seiner Wahl ausüben lassen.

Die AIXTRON AG bietet ihren Aktionären an, sich auch durch Stimmrechtsvertreter der Gesellschaft in der Haupt-versammlung vertreten zu lassen. Die von der Gesellschaft benannten Stimmrechtsvertreter üben das Stimmrecht ausschließlich auf der Grundlage der Weisungen aus. Diejenigen Aktionäre, die dem von der Gesellschaft benannten Stimmrechtsvertreter eine Vollmacht erteilen wollen, benötigen hierzu eine Eintrittskarte zur Hauptversammlung. Die notwendigen Unterlagen und Informationen erhalten die Aktionäre mit der Eintrittskarte.

Für die Vollmachtserteilung an Bevollmächtigte ist die Schriftform erforderlich und ausreichend. Die Vollmacht kann auch per Telefax erteilt werden.

Agenda	Tagesordnung

The Executive Board’s statements on agenda items 5 (Authorized Capital I), 6 (Authorized Capital II) and 8 (purchase of own shares), the acquisition of all shares of Genus, Inc. by way of the capital increase against non-cash contributions using Authorized Capital I, and the reasons for excluding shareholders’ pre-emptive rights, may be inspected at the Company’s business premises during normal office hours from the day the General Meeting is convened. Copies of these documents will be sent immediately and free of charge to shareholders upon request.

Countermotions from shareholders relating to one or more of the proposals made by the Executive and Supervisory Boards for one or more of the agenda items in accordance with section 126 (1) of the AktG may be sent to the following address only:

AIXTRON AG

Investor Relations

Kackertstraße 15-17

52072 Aachen, Germany

Fax: +49 241 8909 445

E-mail: invest@aixtron.com

Countermotions received at this address in time will be made available to other shareholders on the Web at www.aixtron.com.

Aachen, April 2005

AIXTRON Aktiengesellschaft

The Executive Board

Der Bericht des Vorstands zu Punkt 5 (Genehmigtes Kapital I) und 6 (Genehmigtes Kapital II) sowie Punkt 8 (Erwerb eigener Aktien) der Tagesordnung und der Bericht des Vorstands über den Erwerb sämtlicher Anteile der Genus, Inc. im Wege der Kapitalerhöhung gegen Sacheinlage unter Ausnutzung des Genehmigten Kapitals I und Begründung für den Ausschluss des Bezugsrechts der Aktionäre liegen vom Tage der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft zur Einsicht während der üblichen Geschäfts-zeiten aus. Auf Verlangen wird jedem Aktionär eine Abschrift dieser Unterlagen unverzüglich und kostenlos übersandt.

Gegenanträge von Aktionären gegen einen oder mehrere Vorschläge von Vorstand und Aufsichtsrat zu einem bestimmten oder mehreren Tagesordnungspunkten gemäß § 126 Abs. 1 AktG sind ausschließlich an folgende Adresse zu übersenden:

AIXTRON AG

Investor Relations

Kackertstraße 15-17

52072 Aachen

Telefax: +49 241 8909 445

E-Mail: invest@aixtron.com

Rechtzeitig unter dieser Adresse eingegangene Gegenanträge werden den anderen Aktionären im Internet unterwww.aixtron.com zugänglich gemacht.

Aachen, im April 2005

AIXTRON Aktiengesellschaft

Der Vorstand

Agenda	Tagesordnung

Notices to holders of American Depositary Receipts (ADR holders) regarding the Ordinary General Meeting

ISIN: US0096061041//CUSIP: 009606104

Each ADR represents one AIXTRON share. ADR holders may only have their voting rights exercised at the Ordinary General Meeting via their depositary banks by JPMorgan Chase Bank, the so called Depositary, in accordance with the terms of the deposit agreement of March 10, 2005. ADR holders will receive forms (“proxy cards”) from their depositary bank which they can use to issue instructions regarding the exercise of their voting rights. ADR holders can use these forms to instruct the Depositary as to how to exercise their voting rights conveyed by AIXTRON shares.

The Depositary will ensure that voting rights are exercised in accordance with ADR holders’ instructions. The appropriate instructions and directions must be received by the U.S. correspondent banks no later than May 10, 2005. In accordance with the deposit agreement, the Depositary will not exercise the voting rights conveyed by the represented shares if an ADR holder fails to issue express instructions.

Mitteilungen an Inhaber von American Depositary Receipts (ADR-Holder) hinsichtlich der ordentlichen Hauptversammlung

ISIN: US0096061041//CUSIP: 009606104

Jedes ADR repräsentiert eine AIXTRON-Aktie. Die Inhaber von ADRs können die Stimmrechte in der ordentlichen Hauptversammlung gemäß den Bestimmungen des Deposit Agreement vom 10. März 2005 ausschließlich über ihre Depotbanken von der JPMorgan Chase Bank, dem sogenannten “Depositary”, ausüben lassen. Die ADR-Holder erhalten von ihrer jeweiligen Depotbank Formulare zur Erteilung von Weisungen über die Ausübung des Stimmrechts, sogenannte “Proxy-Karten”. Mit Hilfe dieser Formulare können die ADR-Holder den Depositary anweisen, in welcher Weise er seine Stimmrechte aus den AIXTRON-Aktien ausüben soll.

Der Depositary wird für die Ausübung der Stimmrechte nach Maßgabe der Weisung der ADR-Holder Sorge tragen. Die entsprechenden Aufträge und Weisungen müssen den US-amerikanischen Korrespondenzbanken spätestens am 10. Mai 2005 vorliegen. Soweit ein ADR-Holder keine ausdrücklichen Weisungen erteilt, wird der Depositary gemäß den Bestimmungen des Deposit Agreement die Stimmrechte aus den repräsentierten Aktien nicht wahrnehmen.

Agenda	Tagesordnung

ADR holders may attend the General Meeting as guests. ADR holders may request a guest ticket via the JPMorgan Service Center:

JPMorgan Chase Bank

P.O. Box 43013

Providence, RI 02940-3013

USA

Tel.: +1 (781) 575 4607

Aachen, April 2005

AIXTRON Aktiengesellschaft

The Executive Board

ADR-Holder können als Gast an der Hauptversammlung teilnehmen. Die ADR-Holder können über das JPMorgan Service Center eine Gästekarte beantragen:

JPMorgan Chase Bank

P.O. Box 43013

Providence, RI 02940-3013

USA

Telefon: +1 (781) 575 4607

Aachen, im April 2005

AIXTRON Aktiengesellschaft

Der Vorstand

Anfahrtskizze
Da im Parkhaus EUROGRESS keine ausreichende Anzahl von Parkplätzen zur Verfügung steht, bitten wir Sie, auch auf das Parkhaus Couvenstraße auszuweichen.
Wir bieten von dort einen kostenlosen Shuttleservice zur Hauptversammlung an.
Der Fußweg beträgt ca. 10 Minuten.
Wir bitten um frühzeitige Anfahrt!

Bei Anreise mit der Bahn benutzen Sie bitte ab HBF-Aachen die Buslinien 3 oder 13 zum EUROGRESS.
EUROGRESS
Monheimsallee 48,
Tel. Empfang (0241) 9131-0

Please send all future information on the company by e-mail: quarterly reports, annual reports and press releases.

Please send quarterly reports and press releases by e-mail, but continue to send annual reports by mail. Please send press releases by fax.

I am only interested in receiving annual reports by mail.

Please remove my name from your mailing list.

Bitte schicken Sie mir alle weiteren Unternehmens-informationen: Quartalsberichte, Gesch‰ftsberichte und Pressemitteilungen per e-mail.

Bitte schicken Sie mir Quartalsberichte sowie Presse-mitteilungen per e-mail, jedoch den Gesch‰ftsbericht weiterhin per Post.

Bitte schicken Sie mir Pressemitteilungen per Fax. Ich bin ausschliefllich am Gesch‰ftsbericht per Post interessiert.

Bitte streichen Sie mich vom Verteiler.

Analyst (Sellside)

Analyst (Buyside)

Privat investor / Privatanleger

Name

Company / Unternehmen

Address /Adresse

Phone, fax / Telefon, Fax e-mail

We can send press releases either by e-mail or by fax. Quarterly reports are published exclusively in electronic format and sent by e-mail. We can send annual reports either by e-mail or mail. Please inform us of your preferences overleaf.

Pressemitteilungen verschicken wir wahlweise per e-mail oder per Fax. Quartals-berichte werden ausschliefllich elektronisch ver^ffentlicht und per e-mail versendet. Gesch‰ftsberichte verschicken wir wahlweise per e-mail oder per Post. Bitte teilen Sie uns umseitig Ihre W¸nsche mit.

AIXTRON AG Investor Relations Kackertstrafle 15ñ17

52072 Aachen

Bitte freimachen!